As filed with the Securities and Exchange Commission on June 3, 2004

Registration No. 333-112243

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Commercial Metals Company
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5051 (Primary Standard Industrial Classification Code Number)	75-0725338 (I.R.S. Employer Identification No.)

6565 N. MacArthur Blvd., Suite 800 Irving, Texas 75039 (214) 689-4300 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	David M. Sudbury
Vice President, Secretary and General Counsel
6565 N. MacArthur Blvd., Suite 800
Irving, Texas 75039
(214) 689-4300
(Name and address, including zip code, and telephone
number, including area code, of agent for service)

Copies of communications to:
William R. Hays, III
Wm. S. Kleinman
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5000

     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 3, 2004

PRELIMINARY PROSPECTUS

Commercial Metals Company

OFFER TO EXCHANGE

$200,000,000 principal amount of its 5.625% Senior Notes due 2013 which have been registered under the Securities Act,
for any and all of its outstanding 5.625% Senior Notes due 2013

•	The exchange offer expires at 5:00 p.m., Eastern Standard time, on	2004, unless we extend the offer.

•	We will exchange all outstanding notes, which we refer to in this prospectus as the “old notes,” that are validly tendered and not validly withdrawn for an equal principal amount of new notes that are registered under the Securities Act, which we refer to in this prospectus as the “new notes.”

•	The exchange offer is not subject to any conditions other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

•	You may withdraw tenders of old notes at any time before the exchange offer expires.

•	The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the new notes are substantially identical to the old notes, except for transfer restrictions, registration rights and the circumstances for the payment of additional interest relating to the old notes.

•	You may tender old notes only in denominations of $1,000 and multiples of $1,000.

•	Our affiliates may not participate in the exchange offer.

•	No public market exists for the old notes. We do not intend to list the new notes on any securities exchange and, therefore, no active public market is anticipated.

Please refer to “Risk Factors” beginning on page 8 of this prospectus for a description of the risks you should consider before investing in the new notes.

     We are not making this exchange offer in any state where it is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is	, 2004.

     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Commercial Metals Company, 6565 N. MacArthur, Suite 800, Irving, Texas 75039, Attn: Corporate Secretary or call (214) 689-4300 and ask to speak to our Corporate Secretary. In addition, to obtain timely delivery of any information you request, you must submit your request no later than    , 2004, which is five business days before the date the exchange offer expires.

     Each broker-dealer that receives new notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. If the broker-dealer acquired the old notes as a result of market making or other trading activities, such broker-dealer may be a statutory underwriter and may use this prospectus for the exchange offer, as supplemented or amended, in connection with the resale of the new notes.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference contain “forward-looking statements” with respect to our financial condition, results of operations, cash flows and business, and our expectations or beliefs concerning future events, including net earnings, product pricing and demand, production rates, energy expense, freight expense, interest rates, inventory levels, acquisitions and general market conditions. These forward-looking statements can generally be identified by phrases such as we or our management “expects,” “anticipates,” “believes,” “plans to,” “ought,” “could,” “will,” “should,” “likely,” “appears,” “projects,” “forecasts” or other similar words or phrases. There is inherent risk and uncertainty in any forward-looking statements. Variances will occur and some could be materially different from our current opinion. Developments that could impact our expectations include the following:

•	interest rate changes;

•	construction activity;

•	difficulties or delays in the execution of construction contracts resulting in cost overruns or contract disputes;

•	metals pricing over which we exert little influence;

•	increased capacity and product availability from competing steel minimills and other steel suppliers including import quantities and pricing;

•	industry consolidation or changes in production capacity or utilization;

•	global factors including military uncertainties;

•	credit availability;

•	currency fluctuations;

•	scrap, energy, and freight prices;

•	decisions by governments impacting the level of steel imports; and

•	the pace of overall economic activity, particularly China.

     See the section entitled “Risk Factors” in this prospectus for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. In addition, see our filings with the Securities and Exchange Commission, or the SEC, including our Annual Report on Form 10-K for the year ended August 31, 2003, as amended, and our Quarterly Report on Form 10-Q for the quarter ended February 29, 2004. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, we caution prospective investors not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

     Market data used throughout this prospectus, including information relating to, and our relative position in, the industries we operate in, are based on the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications, reports or studies commissioned by companies in our industry (including us or our competitors) and other publicly available information. Although we believe that these sources are reliable, we have not independently verified this information.

PROSPECTUS SUMMARY

     The following summary highlights selected information about this exchange offer. It may not contain all the information that is important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire document and the documents we incorporate by reference into this prospectus. Unless indicated otherwise, the term “notes” refers to both the old notes and the new notes.

Our Company

     We manufacture, recycle, market and distribute steel and metal products and related materials and services through a network of locations located throughout the United States and internationally. During the fiscal year ended August 31, 2003, steel products represented over 60% of our net sales. We consider our business to be organized into five business segments: domestic mills, CMC Zawiercie (acquired December 2003), fabrication, recycling, and marketing and distribution. During the fiscal year ended August 31, 2003, we derived approximately 34% of our adjusted operating profit from our domestic mills segment, approximately 1% of our adjusted operating profit from our fabrication segment, approximately 27% of our adjusted operating profit from our recycling segment and approximately 38% of our adjusted operating profit from our marketing and distribution segment. See Note J, Business Segments, to our condensed consolidated financial statements for the three month period ended February 29, 2004, which are incorporated by reference into this prospectus, for a reconciliation of adjusted operating profit to net earnings.

     We were incorporated in 1946 in the State of Delaware. Our predecessor company, a secondary metals recycling business, has existed since approximately 1915. We maintain our executive offices at 6565 N. MacArthur Boulevard, Suite 800, Irving, Texas 75039, telephone (214) 689-4300. Our fiscal year ends August 31 and all references to years in this prospectus refer to the fiscal year ended August 31 of that year unless otherwise noted.

The Exchange Offer

The Exchange Offer	We are offering to exchange the new notes for the old notes that are properly tendered and accepted. You may tender old notes only in denominations of $1,000 and multiples of $1,000. We will issue the new notes on or promptly after the exchange offer expires. As of the date of this prospectus, $200,000,000 principal amount of old notes is outstanding.

Expiration Date	The exchange offer will expire at 5:00 p.m., Eastern Standard time, on , 2004, unless extended, in which case the expiration date will mean the latest date and time to which we extend the exchange offer; provided, however, that the maximum period of time during which the exchange offer, including any extension thereof, may be in effect will not exceed 45 days.

Conditions to the Exchange Offer	The exchange offer is not subject to any condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange.

Procedures for Tendering Old Notes	If you wish to tender your old notes for new notes pursuant to the exchange offer, you must transmit to JP Morgan Chase Bank, as exchange agent, on or before the expiration date, either:

•	a computer generated message transmitted through The Depository Trust Company’s automated tender offer program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; or

•	a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, together with your old notes (which may be delivered by book-entry transfer through the facilities of The Depository Trust Company) and any other required documentation, to the exchange agent at its address listed in this prospectus and on the front cover of the letter of transmittal.

If you cannot satisfy either of these procedures on a timely basis, then you should comply with the guaranteed delivery procedures described below. By executing the letter of transmittal, you will make the representations to us described under “The Exchange Offer—Procedures for Tendering.”

Special Procedures for Beneficial Owners	If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must either (1) make appropriate arrangements to register ownership of the old notes in your name or (2) obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your old notes.

Guaranteed Delivery Procedures	If you wish to tender your old notes and time will not permit the documents required by the letter of transmittal to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, you must tender your old notes according to the guaranteed delivery procedures described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Acceptance of the Old Notes and Delivery of the New Notes	Subject to the satisfaction or waiver of the conditions before the expiration of the exchange offer, we will accept for exchange any and all old notes which are validly tendered in the exchange offer and not withdrawn before 5:00 p.m., Eastern Standard time, on the expiration date. We will deliver the new notes on or promptly after the expiration date.

Withdrawal Rights	You may withdraw the tender of your old notes at any time before 5:00 p.m., Eastern Standard time, on the expiration date, by complying with the procedures for withdrawal described in this prospectus under the heading “The Exchange Offer—Withdrawal of Tenders.”

Material U.S. Federal Tax Considerations	The exchange of notes will not be a taxable event for United States federal income tax purposes. For a discussion of material federal tax considerations relating to the exchange of notes, see “Material U.S. Federal Income Tax Considerations.”

Exchange Agent	JP Morgan Chase Bank, the trustee under the indenture governing the old notes and the new notes, is serving as the exchange agent.

Consequences of Failure to Exchange	If you do not exchange your old notes for new notes, you will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture governing the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently plan to register the resale of the old notes under the Securities Act.

Registration Rights Agreement	We issued $200,000,000 aggregate principal amount of the old notes on November 12, 2003 to Goldman, Sachs & Co., Banc of America Securities LLC, ABN AMRO Incorporated and Tokyo-Mitsubishi International plc, the initial purchasers. Simultaneously with the sale of the old notes, we entered into a registration rights agreement that provides for, among other things, this exchange offer. You are entitled to exchange your old notes for new notes with substantially identical terms. This exchange offer satisfies that right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The New Notes

     The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains a more detailed description of the terms of the new notes.

     The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act and, therefore, the new notes will not generally be subject to the transfer restrictions, registration rights and provisions providing for an increase in the interest rate applicable to the old notes. The new notes will evidence the same debt as the old notes and will be governed by the same indenture as the old notes.

Issuer	Commercial Metals Company.

Notes	$200,000,000 of 5.625% Senior Notes due 2013.

Maturity	November 15, 2013.

Ranking	The notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured indebtedness and senior to all our existing and future subordinated debt. The notes rank junior to any of our secured debt to the extent of the assets securing such debt. In addition, the notes are structurally subordinated to all liabilities of our subsidiaries, including trade payables, because our subsidiaries have not guaranteed the notes. As of February 29, 2004, the total amount of our outstanding indebtedness was $419 million, of which approximately $60 million was owed by our subsidiaries. Commercial Metals Company is the obligor for approximately $159 million of indebtedness which is equal in right of payment (pari passu) with the notes.

Interest Payment Dates	May 15 and November 15 of each year, beginning May 15, 2004.

Sinking Fund	None.

Optional Redemption	We may redeem the notes, in whole or in part, at any time and from time to time at the redemption price described under the heading “Description of Notes-Optional Redemption.”

Additional Issuances	We may from time to time, without notice to or the consent of the holders of any series of notes issued under the indenture, create and issue additional notes ranking equally and ratably with the notes of those series.

DTC Eligibility	The new notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes—Book-Entry System.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors

     We urge you to read the “Risk Factors” section beginning on page 8 of this prospectus so that you understand the risks associated with an investment in the new notes.

Summary Consolidated Financial Information and Other Data

     The summary income statement data and balance sheet data presented below are for the six months ended February 29, 2004 and February 28, 2003 and for the years ended August 31, 2003, 2002, 2001, 2000 and 1999 and as of February 29, 2004 and August 31, 2003, 2002, 2001, 2000 and 1999. The per share amounts have been adjusted to reflect a two-for-one stock split in the form of a stock dividend on our common stock effective June 28, 2002. In 2002, as reported in our Annual Report on Form 10-K for the year ended August 31, 2002, as amended, we restated the financial statements. The following information should be read in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus.

			Year Ended
	Six Months Ended		August 31,
	February	February
	29, 2004	28, 2003	2003	2002	2001	2000	1999
	(in millions, except per share data)
Income Statement Data:
Net sales	$1,898	$1,297	$2,876	$2,480	$2,470	$2,661	$2,251
Cost of goods sold	1,677	1,168	2,587	2,162	2,173	2,334	1,949
Selling, general and administrative expenses	152	114	244	236	223	229	207
Interest expense	12	7	15	19	28	27	20
Loss on reacquisition of debt	3	—	—	—	—	—	—
Litigation accrual	—	—	—	—	8	—	—

Earnings before income taxes and minority interest	54	8	30	63	38	71	75

Minority interest	1	—	—	—	—	—	—
Income taxes	19	3	11	22	14	26	28

Net earnings	$34	$5	$19	$41	$24	$45	$47

Basic earnings per share	$1.19	$0.18	$0.67	$1.48	$0.91	$1.59	$1.62

Diluted earnings per share	$1.15	$0.18	$0.66	$1.43	$0.90	$1.56	$1.61

Cash dividends per common share	$0.16	$0.16	$0.32	$0.275	$0.26	$0.26	$0.26

			Year Ended
	Six Months Ended		August 31,
	February	February
	29, 2004	28, 2003	2003	2002	2001	2000	1999
			(in millions, except ratios)
Other Financial Data:
EBITDA (1)	$99.0	$45.5	$106.9	$143.4	$133.3	$164.6	$146.5
Ratio of earnings to fixed charges (2)	4.79	1.94	2.57	3.77	2.19	3.25	3.60
Ratio of EBITDA to interest expense	8.3	6.4	7.0	7.7	4.8	6.0	7.5
Ratio of total debt to EBITDA(3)	2.1	2.8	2.5	1.8	2.0	2.2	2.0

	February 29,	August 31,
	2004	2003	2002	2001	2000	1999
	(in millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$59.1	$75.1	$124.4	$56.0	$20.1	$44.7
Total assets	$1,673.2	$1,275.4	$1,230.1	$1,081.9	$1,170.1	$1,079.1
Long-term debt	$362.9	$255.0	$256.0	$251.6	$261.9	$265.6
Total debt	$419.4	$270.6	$256.6	$265.7	$363.2	$289.8
Stockholders’ equity	$558.3	$506.9	$501.3	$433.1	$418.8	$418.3

(1) We have included a financial statement measure in the table above that was not derived in accordance with generally accepted accounting principles (GAAP). We use earnings before interest expense, income taxes, depreciation and amortization (EBITDA) as a non-GAAP performance measure. In calculating EBITDA, we exclude our largest recurring non-cash charge, depreciation and amortization. EBITDA provides a core operational performance measurement that compares results without the need to adjust for federal, state and local taxes which have considerable variation between domestic jurisdictions. Tax regulations in international operations add additional complexity. Also, we exclude interest cost in our calculation of EBITDA. The results are therefore without consideration of financing alternatives of capital employed. We use EBITDA as one guideline to assess our unlevered performance return on our investments. EBITDA is also the target benchmark for our long-term performance plan for management. Reconciliations to net earnings are provided below (in millions):

			Year Ended
	Six Months Ended		August 31,
	February	February
	29, 2004	28, 2003	2003	2002	2001	2000	1999
			(in millions)
Net earnings	$33.8	$5.1	$18.9	$40.5	$23.8	$44.6	$47.0
Interest expense	12.0	7.1	15.3	18.7	27.6	27.3	19.6
Income taxes	19.3	3.0	11.5	22.6	14.6	26.1	27.8
Depreciation and amortization	33.9	30.3	61.2	61.6	67.3	66.6	52.1

EBITDA	$99.0	$45.5	$106.9	$143.4	$133.3	$164.6	$146.5

EBITDA does not include interest expense, depreciation and amortization and income taxes. Because we have borrowed money in order to finance our operations and because we use capital assets, interest expense and depreciation are necessary elements of our costs and our ability to generate revenues. Also, the payment of income taxes is a necessary element of our operations. Therefore, any measure that excludes these elements has material limitations. To compensate for these limitations, we believe that it is appropriate to consider both net earnings determined under GAAP, as well as EBITDA, to evaluate our performance. Also, we separately analyze any significant fluctuations in interest expense, depreciation and amortization and income taxes.
(2) For the purposes of calculating the ratio of earnings to fixed charges, earnings represents earnings before income taxes, interest expense, interest imputed on rent and amortization of capitalized interest. Fixed charges include interest expense, interest capitalized and the portion of operating rental expense that management believes is representative of the appropriate interest component of rent expense.
(3) EBITDA for the six months ended February 29, 2004 and February 28, 2003 has been annualized for purposes of calculating the ratio. These results are not necessarily indicative of results to be expected for the entire year.

RISK FACTORS

     There are many risks that may affect your investment in the new notes, including those described below. You should carefully consider these risk factors together with all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus, including our financial statements and related notes and schedules. If any of these risks actually occur, our business, financial condition, results of operations or cash flows could suffer and you may lose all or part of your investment.

Risks Related to Our Industry

Our industry is subject to cyclical and regional factors.

     Many of our products are commodities subject to cyclical fluctuations in supply and demand in metal consuming industries. Periods of economic slowdown or a recession in the United States, or the public perception that a slowdown or recession may occur, could decrease the demand for our products, lowering our volume, pricing, and profitability. Our overall financial results will be dependent substantially upon the extent to which conditions in both the United States and global economies improve. A slower than expected recovery or another recession will further reduce our financial results. Our geographic concentration in the southern and southwestern United States as well as areas of Europe, Australia and China exposes us to the local market conditions in these regions. Economic downturns in these areas or decisions by governments that have an impact on the level and pace of overall economic activity could decrease our sales and profitability.

     Our business supports cyclical industries such as commercial and residential construction, energy, service center, petrochemical and original equipment manufacturing. These industries experience significant fluctuations in demand for our products based on economic conditions, energy prices, consumer demand and decisions by governments to fund infrastructure projects such as highways, schools, energy plants and airports. Many of these factors are beyond our control. As a result of the volatility in the industries we serve, we may have difficulty increasing or maintaining our level of sales or profitability. If the industries we serve suffer a prolonged downturn, then our business will suffer.

     Our industry is characterized by low backlogs, which means short-term economic fluctuations may immediately reduce our earnings and revenues.

Excess capacity in our industry lowers prices and margins.

     Global steel-making capacity exceeds global demand for steel products. In many foreign countries steel production greatly exceeds domestic demand and these countries must export substantial amounts of steel in order to maintain high employment and production levels. Accordingly, steel manufacturers in these countries have traditionally exported steel at prices that are significantly below their home market prices. The high level of imports into the United States over the last few years has severely depressed domestic steel prices. Furthermore, this vast supply of imports can decrease the sensitivity of domestic steel prices to increases in demand. This surge of low priced imports, coupled with increases in the cost of ferrous scrap and the rise in energy prices, has resulted in an erosion of our gross margins.

Compliance with and changes in various environmental requirements and environmental risks applicable to our industry may lower our results of operations and weaken our financial condition.

     Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, may weaken our financial condition. Compliance with environmental laws and regulations is a significant factor in our business. We are subject to local, state, federal and international environmental laws and regulations concerning, among other matters, waste disposal, air emissions, waste and storm water effluent and disposal and employee health. Our manufacturing and recycling operations produce significant amounts of by-products, some of which are handled as industrial waste or hazardous waste. For example, our mini-mills generate electric arc furnace dust, or EAF dust, which the United States Environmental Protection Agency, or the EPA, and other regulatory authorities classify as hazardous waste. EAF dust requires special handling, recycling or disposal.

     In addition, the primary feed materials for the eight shredders operated by our scrap metal recycling facilities are automobile hulks and obsolete household appliances. Approximately 20% of the weight of an automobile hulk consists of unrecyclable material known as shredder fluff. After the segregation of ferrous and saleable non-ferrous metals, shredder fluff remains. Federal and state environmental regulations require shredder fluff to pass a toxic leaching test to avoid classification as a hazardous waste. We endeavor to remove hazardous contaminants from the feed material prior to shredding. As a result, we believe the shredder fluff we generate is not hazardous waste. If the laws, regulations or testing methods change with regard to EAF dust or shredder fluff, we may incur additional significant expenditures.

     Although we believe that we are in substantial compliance with all applicable laws and regulations, legal requirements are changing frequently and are subject to interpretation. New laws, regulations and changing interpretations by regulatory authorities, together with uncertainty regarding adequate pollution control levels, testing and sampling procedures, new pollution control technology and cost benefit analysis based on market conditions are all factors that may increase our future expenditures to comply with environmental requirements. Accordingly, we are unable to predict the ultimate cost of future compliance with these requirements or their effect on our operations. We may not be able to pass these costs on to customers through product price increases.

     We may also be required to clean up additional sites than we already are or take certain remediation action with regard to sites formerly used in connection with our operations. We may be required to pay for a portion of the costs of clean up or remediation at sites we never owned or on which we never operated if we are found to have arranged for treatment or disposal of hazardous substances on the sites.

In light of President Bush’s decision to rescind duties and tariffs, steel imports into the U.S. may again rise or domestic prices may fall, which would decrease our sales, margins and profitability.

     In recent history, the United States has been an importer of steel products. From 1987 until 1998, less than 20% of the domestic supply was imported. However, with the cumulative effect of various economic crises, including economic weakness in Asia, Russia and Latin America, foreign producers have looked to the United States as the country with the healthiest economy, the strongest currency and as the buyer of first resort. In addition, foreign governments that own steel production facilities have sought to increase output. Consequently, commencing in 1997 foreign steel products began to flood the domestic market. As a result, imports accounted for approximately 26% of domestic steel consumption in 1998 and remained above 20% through 2002.

     In 2000, our mini-mills joined other steel manufacturers in an antidumping petition filed with the United States International Trade Commission, called the ITC. The ITC determined that there was a reasonable indication of material or threatened injury to U.S. rebar manufacturers, such as us, due to unfairly priced imports of rebar from several foreign countries. In the spring of 2001, the U.S. Department of Commerce determined that dumping of rebar from eight countries had occurred, and the ITC reached a final determination that dumped imports were causing material injury to our industry. As a result, penalty duties, initially ranging from 17% to 232%, were imposed. Although adjusted annually as a result of review investigations by the Department of Commerce, dumping duties are normally in effect for five years and may be extended if, after five years, the ITC determines that removal of the duties would lead to a recurrence of injury. We benefit from these duties. If these duties are subsequently modified or reduced by the Department of Commerce, our sales, margins and profitability may decrease.

     In 2001, President Bush instituted an investigation under Section 201 of the Trade Act of 1974 to determine if increased imports of selected steel products into the United States were an actual or threatened cause of serious injury to domestic manufacturers of steel products. The ITC, in October 2001, found that U.S. steel producers had been seriously injured by these imports and, in December 2001, recommended remedies to President Bush. In March 2002, President Bush announced three-year “safeguard” tariffs that cover the majority of our mini-mills’ products, ranging from 15% to 30% for the first year and declining over the next two years. Excluded from the tariffs were imports from Mexico and Canada as well as imports from developing countries identified by the World Trade Organization. These tariffs, which were applied in addition to the antidumping duties, were further strengthened by an import licensing and monitoring system and an anti-surge mechanism that have been implemented to monitor foreign trade activities in the applicable products.

     We benefited from President Bush’s decision. However, several foreign governments appealed President Bush’s decision to the World Trade Organization. In response, the World Trade Organization ruled against these tariffs. The United States government further appealed this adverse ruling; however, the World Trade Organization ruled against the U.S. appeal in November 2003. On December 4, 2003, President Bush rescinded the steel safeguard tariffs effective immediately. The rescission of the steel safeguard tariffs could result in a resurgence of steel imports, even though the antidumping duties on imports of rebar from several countries imposed by the ITC in 2001 were not changed by this decision. A surge in imports would put downward pressure on steel prices, which would lower our sales, margins and profitability.

Risks Related to Our Company

Fluctuations in the value of the United States dollar and weakness in foreign economies may cause trade flows to change, lowering our volume of business and decreasing profitability.

     Fluctuations in the value of the dollar can be expected to affect our business. The U.S. dollar, when strong, makes imported metal products less expensive, resulting in more imports of steel products into the U.S. by our foreign competitors. Weakness in foreign economies compared to the U.S., such as Eastern Europe, Asia and Latin America, may increase competition from foreign producers. Economic difficulties in these regions may result in lower local demand for steel products and may encourage greater steel exports to the U.S. at depressed prices. As a result, those of our products that are made in the U.S., may become relatively more expensive as compared to imported steel, which has lowered, and in the future could lower, our sales, revenues and profitability.

     The U.S. dollar, when strong, hampers our international marketing and distribution business. Weak local currencies limit the amount of U.S. dollar denominated products that we can import for our international operations and limits our ability to be competitive against local producers selling in local currencies.

Scrap and other supplies for our businesses are subject to significant price fluctuations, which may restrict our margin and lower profitability.

     We depend on obsolete steel and non-ferrous metals, called scrap, and other supplies for our businesses. Although the scrap and other supplies may be sufficient to meet our future needs, the prices of scrap and other supplies have historically fluctuated greatly. Our profitability will be lowered if we are unable to pass on higher material costs to our customers. We may not be able to adjust our product prices, especially in the short-term, to recover the costs of increases in material prices.

     For example, we depend on the ready availability of scrap as feedstock for our mini-mills. Although we believe that the supply of scrap is adequate to meet future needs, the price of scrap has historically been subject to significant fluctuation. Also, the raw material used in manufacturing copper tubing is copper scrap, supplemented occasionally by virgin copper ingot. Copper scrap has generally been readily available, and a small portion of our copper scrap comes from our metal recycling yards. However, copper scrap is subject to rapid price fluctuations related to the price and supply of virgin copper. Price increases for high quality copper scrap could lower our margins. Finally, our Arkansas mill does not have melting capacity, so it is dependent on an adequate supply of competitively priced used rail. The availability of used rail fluctuates with the pace of railroad abandonments, rail replacement by railroads and demand for used rail from domestic and foreign rail rerolling mills. Price increases for used rail could squeeze our margin and lower our profitability.

We may have difficulty competing with companies that have a lower cost structure than ours.

     We compete with regional, national and foreign manufacturers and traders. Some of these competitors are larger, have greater financial resources and more diverse businesses than us. Some of our foreign competitors may be able to pursue business opportunities without regard for the laws and regulations with which we must comply, such as environmental regulations. These companies may have a lower cost structure, more operating flexibility and consequently they may be able to offer better prices and more services than we can. We may not be able to compete successfully with these companies.

     Furthermore, over the past few years, many integrated domestic steel producers and secondary metal recyclers have entered bankruptcy proceedings. While in bankruptcy proceedings, these companies can forgo certain costs, giving them a competitive advantage. The companies that reorganize and emerge from bankruptcy often have more competitive capital cost structures. In addition, asset sales by these companies during the reorganization process tend to be at depressed prices, which enable the purchasers to acquire greater capacity at lower cost.

Our steel mini-mill business requires continuous capital investments that we may not be able to sustain.

     We must make regular substantial capital investments in our steel mini-mills to lower production costs and remain competitive. The availability of external financing depends on many factors outside of our control, including capital market conditions and the overall performance of the economy. If we do not have sufficient internally generated cash or acceptable external financing to make necessary substantial capital expenditures in the future, we may be unable to develop or enhance our mini-mills, take advantage of business opportunities and respond to competitive pressures.

Our mini-mills consume large amounts of electricity and natural gas, and shortages or increases in the price of electricity and natural gas could interrupt our production, increase our cost of production and lower our profitability.

     The successful operation of our mini-mills depends on an uninterrupted supply of electricity. Accordingly, we are at risk in the event of an energy disruption. The electricity industry recently has experienced shortages and price volatility in regions outside of the locations of our mini-mills. Prolonged black-outs or brown-outs would substantially disrupt our production. Any such disruptions would lower our operating results. Electricity prices can be volatile and increases would negatively impact the costs and margin of our mini-mills.

     Supply of natural gas depends primarily upon the worldwide number of natural gas wells being drilled, completed and re-worked and the depth and drilling conditions of these wells. The level of these activities is primarily dependent on current and anticipated natural gas prices. Many factors, such as the supply and demand for natural gas, general economic conditions, political instability or armed conflict in worldwide natural gas producing regions and global weather patterns affect these prices.

     We purchase most of our electricity and natural gas requirements in local markets for relatively short periods of time. As a result, fluctuations in energy prices can be a significant benefit or detriment on the costs of operating our mini-mills.

Unexpected equipment failures may lead to production curtailments or shutdowns.

     Interruptions in our production capabilities will increase our production costs, lower steel available for sales and decrease earnings. In addition to equipment failures, our facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of steel-making equipment, such as our furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. We may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures.

The availability of insurance coverage and increased cost may lower profitability and increase business risk.

     After the events of September 11, 2001, several high profile corporate bankruptcies and the downturn in the investment markets, insurance companies tightened coverages and dramatically increased premium costs. Many insurers no longer offer certain coverages and the remaining carriers have in many instances reduced the liability they are willing to insure while raising the cost. Our profitability could be decreased when we renew our insurance policies due to the additional insurance expense as well as the greater exposure to risk caused by reduced coverage.

Hedging transactions may limit our potential gains or expose us to loss.

     Our product lines and worldwide operations expose us to risks associated with fluctuations in foreign currency exchange, commodity prices and interest rates. As part of our risk management program, we use financial instruments, including commodity futures or forwards, foreign currency exchange forward contracts and interest rate swaps. While intended to reduce the effects of the fluctuations, these transactions may limit our potential gains or expose us to loss.

     We enter into foreign currency exchange forwards as economic hedges of trade commitments or anticipated commitments denominated in currencies other than the functional currency, to mitigate the effects of changes in currency rates. Although we do not enter into these instruments for trading purposes or speculation, and although our management believes all of these instruments are economically effective as hedges of underlying physical transactions, these foreign exchange commitments are dependent on timely performance by our counterparties. Their failure to perform could result in our having to close these hedges without the anticipated underlying transaction and could result in losses if foreign currency exchange rates have changed.

Rising interest rates may increase our borrowing costs and dampen economic activity resulting in lower sales, margins and profitability.

     Our short-term financing sources include primarily the commercial paper market, the sale of certain of our accounts receivable and borrowings from banks. If interest rates rise, our cost of short-term borrowing will increase and lower our profitability. We estimate our annual interest expense to be $26.6 million, of which $22.3 million is interest on our fixed rate debt. A one percent increase in interest rates will affect the cost of any short-term financing and would increase our interest expense by approximately $1.4 million. Higher interest rates may also dampen some of the markets for our products, such as housing and commercial construction, resulting in a lower level of sales, margins and profitability.

We are involved and may in the future become involved in various environmental matters that may result in fines, penalties or judgments being assessed against us or liability imposed upon us which we cannot presently estimate or reasonably foresee and which may lower our earnings and cash flows.

     Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, called CERCLA, or similar state statutes, we may have obligations to conduct investigation and remediation activities associated with alleged releases of hazardous substances or to reimburse the EPA (or state agencies as applicable) for such activities and to pay for natural resource damages associated with alleged releases. We have been named a potentially responsible party at fourteen federal and state Superfund sites because the EPA or an equivalent state agency contends that we and other potentially responsible scrap metal suppliers are liable for the cleanup of those sites as a result of having sold scrap metal to unrelated manufacturers for recycling as a raw material in the manufacture of new products. We are involved in litigation or administrative proceedings with regard to several of these sites in which we are contesting, or at the appropriate time may contest, our liability at the sites. In addition, we have received information requests with regard to other sites which may be under consideration by the EPA as potential CERCLA sites.

     Although we are unable to estimate precisely the ultimate dollar amount of exposure to loss in connection with various environmental matters or the effect on our consolidated financial position, we make accruals as warranted. Due to inherent uncertainties, including evolving remediation technology, changing regulations, possible third-party contributions, the inherent shortcomings of the estimation process, the uncertainties involved in litigation and other factors, the amounts we accrue could vary significantly from the amounts we ultimately are required to pay.

An inability to fully and effectively integrate acquisitions, including the Huta Zawiercie S.A. and Lofland Company acquisitions, could result in increased costs while diverting management’s attention from our core operations, and we may not realize their full benefits or successfully manage our combined company, and future acquisitions may result in dilutive equity issuances or increases in debt.

     On December 3, 2003, our subsidiary Commercial Metals (International) AG purchased 71.1% of the shares of Huta Zawiercie S.A. (“CMCZ”), the third largest producer of steel in Poland, from Impexmetal S.A. of Warsaw, Poland. We used approximately $48.1 million of the net proceeds (net of cash received)

from the offering of the old notes to fund this acquisition. We also assumed approximately $45.7 million in debt in connection with the acquisition. On December 23, 2003, we acquired 100% of the stock of Lofland Acquisition, Inc. (Lofland), the sole stockholder of the Lofland Company and subsidiaries, which operate steel reinforcing bar fabrication and construction-related products sales facilities from 11 locations in Texas, Arkansas, Louisiana, Oklahoma, New Mexico and Mississippi. We used approximately $48.8 million of the net proceeds of the old notes to fund this acquisition. Also, as part of our ongoing business strategy we regularly evaluate and may pursue acquisitions of and investments in complementary companies. We may not be able to fully or successfully integrate any pending or future acquisitions in a timely manner or at all. If we are unable to successfully integrate acquisitions, we may incur costs and delays or other operational, technical or financial problems. In addition, management’s attention may be diverted from core operations which could harm our ability to timely meet the needs of our customers and damage our relationships with those customers. To finance future acquisitions, we may need to raise funds either by issuing equity securities or incurring or assuming debt. If we incur additional debt, the related interest expense may significantly reduce our profitability.

We are subject to litigation which could lower our profitability and weaken our financial condition.

     We are involved in various litigation matters, including regulatory proceedings, administrative proceedings, governmental investigations, environmental matters and construction contract disputes. The nature of our operations also expose us to possible litigation claims in the future. Although we make every effort to avoid litigation, these matters are not totally within our control. We will contest these matters vigorously and have made insurance claims where appropriate. Litigation is very costly, and our financial condition and profitability may be weakened by our payment of the costs associated with prosecuting and defending litigation matters. Although we are unable to estimate precisely the ultimate dollar amount of exposure to loss in connection with litigation matters, we make accruals as warranted. However, the amounts that we accrue could vary significantly from the amounts we actually pay, due to inherent uncertainties and the inherent shortcomings of the estimation process, the uncertainties involved in litigation and other factors.

We depend on our senior management team and the loss of any member could disrupt our operations.

     Our success is dependent on the management and leadership skills of our senior management team, including Stanley A. Rabin, our chairman of the board. If we lose any of these individuals or fail to attract and retain equally qualified personnel, then we may not be able to implement our business strategy. We have not entered into employment agreements with any of our senior management personnel other than Murray R. McClean, president of our marketing and distribution division.

Some of our customers may default on the debts they owe to us.

          Economic conditions are not consistent in all the markets we serve. Some segments are still weak, and our customers may struggle to meet their obligations, especially if a significant customer of theirs defaults. We recorded a $5.2 million provision in fiscal 2003 for losses on receivables due to weakness in the domestic and global economies, which increased our allowance for collection losses to $9.3 million. Other factors such as management and accounting irregularities have forced some companies into bankruptcy. A weak economic recovery and corporate failures could result in higher bad debt costs.

Risks Related to Our Indebtedness

We have substantial debt and have the ability to incur additional debt. The principal and interest payment obligations of our debt may restrict our future operations and impair our ability to meet our obligations under the new notes.

          As of February 29, 2004, we had approximately $419 million of outstanding indebtedness. See “Liquidity and Capital Resources” and “Contractual Obligations” set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information regarding our debt obligations. The indenture governing the new notes will permit us to incur additional debt. See “Description of Notes.”

          The amount of our debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the new notes;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal due under our debt, including the new notes, which will reduce funds available for other business purposes;

•	increase the risk of a ratings downgrade, increasing our cost of financing and limiting our access to capital markets;

•	increase the risk of a default of certain loan covenants, restricting our use of cash and financing alternatives;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared with some of our competitors that have less debt; and

•	limit our ability to obtain additional financing required to fund working capital and capital expenditures, mergers and acquisitions and for other general corporate purposes.

     Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

Credit ratings affect our ability to obtain financing and the cost of such financing.

     Credit ratings affect our ability to obtain financing and the cost of such financing. Our commercial paper program is ranked in the second highest category by Moody’s Investors Service (P-2) and Standard & Poor’s Corporation (A-2). Our senior unsecured debt is investment grade rated by Standard & Poor’s Corporation (BBB) and Moody’s Investors Service (Baa2). On November 5, 2003, Moody’s Investors

Service downgraded our debt from Baa1 to Baa2 but changed its outlook from negative to stable. In determining our credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, off balance sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy, industry conditions and contingencies. Lower ratings on our commercial paper program or our senior unsecured debt could impair our ability to obtain additional financing and will increase the cost of the financing that we do obtain.

The agreements governing the new notes and our other debt contain financial covenants and impose restrictions on our business.

     The indenture governing our 7.20% notes due 2005, 6.80% notes due 2007, 6.75% notes due 2009 and the old notes contains restrictions on our ability to create liens, sell assets, enter into sale and leaseback transactions and consolidate or merge. The new notes will be issued under the same indenture and will also be subject to these covenants. In addition, our credit facility contains covenants that place restrictions on our ability to, among other things:

•	create liens;

•	enter into transactions with affiliates;

•	sell assets;

•	in the case of some of our subsidiaries, guarantee debt; and

•	consolidate or merge.

     Our credit facility also requires us to meet certain financial tests and maintain certain financial ratios, including a maximum debt to capitalization and interest coverage ratios. Other agreements that we may enter into in the future may contain covenants imposing significant restrictions on our business that are similar to, or in addition to, the covenants under our existing agreements. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise.

     We may be unable to comply with these covenants as a result of events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these restrictions could result in a default under the indenture governing the new notes or under our other debt agreements. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. If we were unable to repay debt to our secured lenders, these lenders could proceed against the collateral securing that debt. In addition, acceleration of our other indebtedness may cause us to be unable to make interest payments on the new notes.

Risks Related to the New Notes

The new notes will be effectively subordinated to our secured debt.

     Our obligations under the new notes are unsecured. As a result, the new notes will be effectively subordinated to any secured debt to the extent of the collateral securing that debt. As of February 29,

2004, we had approximately $50 million of secured debt outstanding and our short term credit facilities were unsecured. We may in the future issue additional secured debt. If we are not able to repay amounts due under the terms of the secured debt, the holders of the secured debt could proceed against the collateral securing that indebtedness. In that event, any proceeds received upon a realization of the collateral securing that indebtedness would be applied first to amounts due under the terms of the secured debt before any proceeds would be available to make payments on the new notes. If we default under any secured debt, the value of the collateral on the secured debt may not be sufficient to repay both the holders of the secured debt and the holders of the new notes.

We depend in part on our subsidiaries to generate sufficient cash flow to meet our debt service obligations, including payments on the new notes.

     Although Commercial Metals Company is an operating company, a substantial part of its assets consists of the capital stock or other equity interests of its subsidiaries. As a result, we depend in part on the earnings of our subsidiaries and the availability of their cash flows to us, or upon loans, advances or other payments made by these entities to us to service our debt obligations, including the new notes. The ability of these entities to pay dividends or make other payments or advances to us will depend upon their operating results and will be subject to restrictions under agreements to which we are a party and applicable laws.

     Our ability and the ability of our subsidiaries to generate sufficient cash flow from operations to allow us to make scheduled payments on our debt, including the new notes, will depend on our and their future financial performance, which is impacted by a range of economic, competitive and business factors, many of which are outside of our control. If we and our subsidiaries do not generate sufficient cash flow from operations to satisfy our debt obligations, including payments on the new notes, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. However, we may not be able to refinance our debt on favorable terms, if at all, or on terms that would be permitted under our various debt instruments then in effect, and we may not be able to sell assets, or, even if we are able to sell assets, the terms of the sales may not be favorable to us and may not sufficiently reduce the amount of our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations on the new notes. The cash flows of our operating subsidiaries and the amount that is available to us, together with our cash flows, may not be adequate for us to service our debt obligations, including the new notes.

The new notes will be structurally subordinated to the debt and liabilities of our subsidiaries.

     The new notes will not be guaranteed by our subsidiaries. Payments on the new notes are required to be made only by Commercial Metals Company. We may not have direct access to the assets of our subsidiaries unless those assets are transferred by dividend or otherwise to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under other agreements and under applicable law. As a result, the new notes will be structurally subordinated to all existing and future debt and liabilities, including trade payables, of our subsidiaries. As of February 29, 2004, the total amount of our outstanding indebtedness was $419 million, of which approximately $60 million was owed by our subsidiaries.

There is no public market for the new notes, and a market for the new notes may not develop.

     The new notes are a new issue of securities for which there is no active trading market. If any of the new notes are traded, they may trade at a discount from the initial offering price of the old notes if the liquidity of the trading market in the new notes is limited. In addition, the liquidity of the trading market in the new notes and the market prices quoted for the new notes may be reduced as a result of changes in the overall market for debt securities.

Volatile trading prices may require you to hold the new notes for an indefinite period of time.

     If a market develops for the new notes, they might trade at prices higher or lower than the initial offering price of the old notes. The trading price would depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects. Historically, the market for debt has been subject to disruptions that have caused substantial fluctuations in the prices of these securities. The market for the new notes may be subject to such fluctuations, which could have a downward effect on the price of the new notes. You should be aware that you may be required to bear the financial risk of an investment in the new notes for an indefinite period of time.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

     We issued $200,000,000 aggregate principal amount of the old notes on November 12, 2003 to Goldman, Sachs & Co., Banc of America Securities LLC, ABN AMRO Incorporated and Tokyo-Mitsubishi International plc, the initial purchasers, pursuant to a purchase agreement. The initial purchasers subsequently sold the old notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A. As a condition to the sale of the old notes, we entered into a registration rights agreement with the initial purchasers on November 12, 2003. Pursuant to the registration rights agreement, we agreed that we would:

     (1) file an exchange offer registration statement with the SEC on or prior to February 10, 2004;

     (2) use our reasonable best efforts to have the exchange offer registration statement declared effective by the SEC on or prior to June 9, 2004;

     (3) keep the exchange offer open for a period of not less than 30 days; and

     (4) consummate the exchange offer within 45 days after the exchange offer registration statement is declared effective.

     This summary of the terms of the registration rights agreement does not contain all the information that you should consider, and we refer you to the provisions of the registration rights agreement, which has been filed as an exhibit to our Form 10-K for our fiscal year ended August 31, 2003, which is incorporated herein by reference.

Resale of the New Notes

     Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange your old notes for new notes in the ordinary course of business. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell new notes to the public without further registration under the Securities Act and without delivering to purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the new notes. However, the foregoing does not apply to you if you are a broker-dealer who purchased the new notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or you are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act.

     In addition, if you are a broker-dealer, or you acquire new notes in the exchange offer for the purpose of distributing or participating in the distribution of the new notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

     Each broker-dealer that receives new notes for its own account in exchange for old notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

     Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn before the expiration date. We, through the exchange agent, will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes surrendered pursuant to the exchange offer. You may tender old notes only in integral multiples of $1,000.

     The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the new notes will be registered under the Securities Act and will not bear legends restricting their transfer; and

•	holders of the new notes will not be entitled to any of the rights of holders of old notes under the registration rights agreement, which rights will terminate upon the completion of the exchange offer.

     The new notes will evidence the same debt as the old notes and will be issued under the same indenture, so the new notes and the old notes will be treated as a single class of debt securities under the indenture.

     As of the date of this prospectus, $200,000,000 in aggregate principal amount of the old notes is outstanding and registered in the name of Cede & Co., as nominee for The Depository Trust Company. Only registered holders of the old notes, or their legal representatives or attorneys-in-fact, as reflected on the records of the trustee under the indenture, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer.

     You do not have any appraisal or dissenters’ rights under the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC.

     We will be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice of acceptance to the exchange agent. The exchange agent will act as your agent for the purposes of receiving the new notes from us.

     If you tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes pursuant to the exchange offer. We will pay all charges and expenses, other than the applicable taxes described below, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

     The term expiration date will mean 5:00 p.m., Eastern Standard time, on    , 2004, unless we, in our sole discretion, extend the exchange offer, in which case the term expiration date will mean the latest date and time to which we extend the exchange offer; provided, however, that the maximum period of time during which the exchange offer, including any extension thereof, may be in effect will not exceed 45 days. To extend the exchange offer, we will:

•	notify the exchange agent of any extension orally or in writing; and

•	mail to each registered holder an announcement that will include disclosure of the approximate number of old notes deposited to date,

each before 9:00 a.m., Eastern Standard time, on the next business day after the previously scheduled expiration date. We reserve the right, in our reasonable discretion:

•	to extend the exchange offer, and thereby delay acceptance of any old notes; or

•	if any conditions listed below under “—Conditions” are not satisfied, to terminate the exchange offer by giving oral or written notice of the delay, extension or termination to the exchange agent.

     We will follow any extension or termination promptly by oral or written notice to the registered holders or by public announcement thereof. If we amend the exchange offer in a manner we determine constitutes a material change, we will promptly disclose the amendment in a prospectus supplement that we will distribute to the registered holders. Depending upon the significance of the amendment and the manner of disclosure, we will extend the exchange offer if the exchange offer would otherwise expire while we are disclosing the amendment to the registered holders. Generally, if we make a material change to the terms of the exchange offer, we will extend the exchange offer so that the offer remains open for at least five business days after we disseminate notice of the change.

Interest on the New Notes

     The new notes will bear interest at the same rate and on the same terms as the old notes. Consequently, the new notes will bear interest at a rate equal to 5.625% per annum (based on a 360-day year). Interest will be payable semi-annually on each November 15 and May 15, commencing on May 15, 2004.

     You will receive interest on May 15, 2004 from the date of initial issuance of the new notes, plus an amount equal to the accrued interest on the old notes from November 12, 2003 to the date of exchange. We will deem the right to receive any interest accrued on the old notes waived by you if we accept your old notes for exchange.

Procedures for Tendering

     You may tender old notes in the exchange offer only if you are a registered holder of old notes. To tender in the exchange offer, a registered holder must either comply with the procedures for a manual tender or comply with the automated tender offer procedures of DTC described below under “Tendering Through DTC’s Automated Tender Offer Program.” To complete a manual tender, you must:

•	complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile to the exchange agent at the address listed below under “—Exchange Agent” for receipt before the expiration date.

     In addition, either:

•	the exchange agent must receive certificates for the old notes along with the letter of transmittal; or

•	the exchange agent must receive a timely confirmation of a book-entry transfer of the old notes into its account at DTC pursuant to the procedure for book-entry transfer described below before the expiration date.

     If you wish to tender your old notes and cannot comply with the requirement to deliver the letter of transmittal and your old notes (including by book-entry transfer) or use the automated tender offer program of DTC before the expiration date, you must tender your old notes according to the guaranteed delivery procedures described below.

     Your tender, if not withdrawn before the expiration date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

     The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the transactions described above for you.

     If you are a beneficial owner of old notes whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, before completing and executing the letter of transmittal and delivering the old notes you must either:

•	make appropriate arrangements to register ownership of the old notes in your name; or

•	obtain a properly completed bond power from the registered holder.

     The transfer of registered ownership may take considerable time. Unless the old notes are tendered:

     (1) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal; or

     (2) for the account of: a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.; a commercial bank or trust company having an office or correspondent in the United States; or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act that is a member of one of the recognized signature guarantee programs identified in the letter of transmittal, an eligible guarantor institution must guarantee the signatures on a letter of transmittal or a notice of withdrawal described below under “—Withdrawal of Tenders.”

     If the letter of transmittal is signed by a person other than the registered holder, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the old notes. If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and unless waived by us, they must submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

     The exchange agent and DTC have confirmed that any financial institution that is a participant in the depositary’s system may utilize DTC’s automated tender offer program to tender notes. See “—Tendering Through DTC’s Automated Tender Offer Program” below.

     We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. However, we will not waive any condition of the exchange offer relating to the requirements set forth in the Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993) no-action letters. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of old notes before the expiration of the exchange offer. Although we intend to notify you of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give you that notification. Unless waived, we will not deem tenders of old notes to have been made until you cure the defects or irregularities.

     While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under “—Conditions,” and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

     If you wish to tender old notes in exchange for new notes in the exchange offer, we will require you to represent that:

•	you are not an affiliate of ours;

•	you will acquire any new notes in the ordinary course of your business; and

•	at the time of completion of the exchange offer, you have no arrangement with any person to participate in the distribution of the new notes.

Return of Old Notes

     If we do not accept any tendered old notes for any reason described in the terms and conditions of the exchange offer or if you withdraw or submit old notes for a greater principal amount than you desire to exchange, we will return the unaccepted, withdrawn or non-exchanged old notes without expense to you promptly. In the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, we will credit the old notes to an account maintained with DTC promptly. We will issue new notes in exchange for validly tendered old notes promptly after the expiration of the exchange offer.

Book-Entry Transfer

     The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at the DTC in accordance with DTC’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the DTC, you must transmit and the exchange agent must receive, the letter of transmittal or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, at the address below under “—Exchange Agent” on or before the expiration date or pursuant to the guaranteed delivery procedures described below.

Tendering Through DTC’s Automated Tender Offer Program

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender its old notes. Participants in the program may transmit their acceptance of the exchange offer electronically instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent. Tendering through the automated tender offer program causes DTC to transfer the old notes to the exchange agent according to its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

     The term “agent’s message” means a message transmitted by DTC to and received by the exchange agent and forming part of the book-entry confirmation, stating that:

•	DTC has received an express acknowledgment from a participant in DTC’s automated tender offer program that is tendering old notes that are the subject of such book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce the letter of transmittal or notice of guaranteed delivery, as applicable, against the participant.

Guaranteed Delivery Procedures

     If you wish to tender your old notes and (1) your old notes are not immediately available or (2) you cannot deliver the old notes, the letter of transmittal or any other required documents to the exchange agent before the expiration date, you may effect a tender if:

     (1) the tender is made through an eligible guarantor institution;

     (2) before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, that states your name and address, the certificate number(s) of the old notes and the principal amount of old notes tendered, states that the tender is being made by that notice of guaranteed delivery, and guarantees that, within three New York Stock Exchange trading days after the expiration date, the eligible guarantor institution will deposit with the exchange agent the letter of transmittal, together with the certificate(s) representing the old notes in proper form for transfer or a confirmation of a book-entry transfer, as the case may be, and any other documents required by the letter of transmittal; and

     (3) within five New York Stock Exchange trading days after the expiration date, the exchange agent receives a properly executed letter of transmittal, as well as the certificate(s) representing all tendered old notes in proper form for transfer and all other documents required by the letter of transmittal.

     Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

     Except as otherwise provided in this prospectus, you may withdraw tenders of old notes at any time before 5:00 p.m., Eastern Standard time, on the expiration date. To withdraw a tender of old notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address listed in this prospectus before the expiration date or you must comply with the appropriate procedures of DTC’s automated tender offer program system. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number(s) and principal amount of the old notes; and

•	be signed in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees.

     If the old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

     We will determine in our sole discretion all questions as to the validity, form and eligibility of the notices, and our determination will be final and binding on all parties. We will not deem any properly withdrawn old notes to have been validly tendered for purposes of the exchange offer, and we will not issue new notes with respect to those old notes, unless you validly re-tender the withdrawn old notes. You may re-tender properly withdrawn old notes by following one of the procedures described above under “—Procedures for Tendering” at any time before the expiration date.

Conditions

     Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the new notes for, any old notes, and may terminate the exchange offer as provided in this prospectus before the expiration of the exchange offer, if, in our reasonable judgment, the exchange offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the SEC.

If we determine in our reasonable discretion that any of these conditions are not satisfied before the expiration of the exchange offer, we may:
•	refuse to accept any old notes and return all tendered old notes to you;

•	extend the exchange offer before its expiration to give unsatisfied conditions time to become satisfied and retain all old notes tendered before the exchange offer expires, subject, however, to your rights to withdraw the old notes; or

•	waive the unsatisfied conditions with respect to the exchange offer before the expiration of the exchange offer and accept all properly tendered old notes that have not been withdrawn.

     If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the registered holders of the old notes. Depending on the significance and the timing of the waiver, we may also decide to extend the exchange offer.

     These conditions are for our sole benefit, and we may assert them or waive them in our sole discretion before the expiration of the exchange offer. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times, in each case, prior to the expiration of the exchange offer. In addition, we will not accept for exchange any old notes tendered and will not issue new notes in exchange for any old note, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Termination of Registration Rights

     All of your rights under the registration rights agreement will terminate upon consummation of the exchange offer except with respect to our continuing obligations:

•	to indemnify you and parties related to you against liabilities, including liabilities under the Securities Act; and

•	to provide, upon your request, the information required by Rule 144A(d)(4) under the Securities Act to permit resales of the old notes pursuant to Rule 144A.

Shelf Registration

If:

     (1) the new notes received by holders other than certain restricted holders are not freely transferable under the Securities Act due to changes in existing SEC interpretations;

     (2) the exchange offer has not been completed by July 24, 2004; or

     (3) any holder of old notes is not eligible under interpretations of the SEC to participate in the exchange offer and the holder provides notice to us,

we will file, at our cost, with the SEC a shelf registration statement to cover resales of the old notes or the new notes, as the case may be, within the later of 90 days after the issuance of the old notes or 30 days after the time the obligation to file arises. We will use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act within 120 days after the shelf registration statement is filed and use our reasonable best efforts to keep the shelf registration statement effective until two years after its effective date or such shorter period ending when all resales of old notes or new notes covered by the shelf registration statement have been made. A holder selling old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the exchange and registration rights agreement which are applicable to such holder, including certain indemnification obligations.

Liquidated Damages

If:

     (1) we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

     (2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness; or

     (3) we fail to consummate the exchange offer within 45 days after the exchange offer registration statement is declared effective; or

     (4) the shelf registration statement or the exchange offer registration statement is declared effective but thereafter is withdrawn by us or becomes subject to an effective stop order suspending its effectiveness in connection with resales or exchanges of transfer restricted securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “registration default”);

then we will pay to each holder of the outstanding old notes, as liquidated damages, additional penalty interest for the period from the occurrence of the registration default until such time as no registration default is in effect. The amount of penalty interest would be equal to 0.25% per annum during the first 90-day period following the occurrence of such registration default, and would increase by an additional 0.25% per annum during each subsequent 90-day period while the registration default remains in effect, up to a maximum of 1.00% per annum.

Exchange Agent

     We have appointed JPMorgan Chase Bank as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a notice of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Hand Delivery:

JPMorgan Chase Bank ITS Bond Events 2001 Bryan Street, 9th Floor Dallas, TX 75201 Attention: Frank Ivins	JPMorgan Chase Bank ITS Bond Events 2001 Bryan Street, 9th Floor Dallas, TX 75201 Attention: Frank Ivins

By Overnight Delivery:	By Facsimile (for eligible institutions only):

JPMorgan Chase Bank ITS Bond Events 2001 Bryan Street, 9th Floor	(214) 468-6494 Attention: Frank Ivins
Dallas, TX 75201	To Confirm Facsimile:
Attention: Frank Ivins	(214) 468-6464

     Delivery to an address other than the one stated above or transmission via a facsimile number other than the one stated above will not constitute a valid delivery.

Fees and Expenses

     We will bear the expenses of soliciting tenders. We are making the principal solicitation by mail; however, our officers and regular employees may make additional solicitations by facsimile, telephone or in person.

     We have not retained any dealer manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

     We will pay the cash expenses incurred in connection with the exchange offer which we estimate to be approximately $300,000. These expenses include registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees and printing costs, among others.

     We will pay all transfer taxes, if any, applicable to the exchange of notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the old notes pursuant to the exchange offer, then you must pay the amount of the transfer taxes. If you do not submit satisfactory evidence of payment of the taxes or exemption from payment with the letter of transmittal, we will bill the amount of the transfer taxes directly to you.

Consequence of Failure to Exchange

     Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decisions on what action to take. Old notes that are not exchanged for new notes pursuant to the exchange offer will remain restricted securities. Accordingly, those old notes may be resold only:

•	to a person whom the seller reasonably believes is a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

•	in a transaction meeting the requirements of Rule 144 under the Securities Act;

•	outside the United States to a foreign person in a transaction meeting the requirements of Rule 903 or 904 of Regulation S under the Securities Act;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel if we so request;

•	to us; or

•	pursuant to an effective registration statement.

     In each case, the old notes may be resold only in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

USE OF PROCEEDS

     The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes as contemplated by this prospectus, we will receive the old notes in like principal amount. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness or capital stock.

     We used substantially all of the net proceeds from the offering of the old notes for (a) the purchase of our 7.20% notes due 2005 validly tendered and not withdrawn pursuant to the tender offer and (b) the acquisition of a 71.1% interest in Huta Zawiercie SA and the acquisition of the Lofland Company.

CAPITALIZATION

     The following table sets forth our cash and cash equivalents, short-term debt and our consolidated capitalization at February 29, 2004. You should read this table in conjunction with the condensed consolidated financial statements and related notes incorporated by reference in this prospectus.

February 29, 2004
(dollars in thousands)
Cash and cash equivalents	$59,128

Short-term debt:
Trade financing arrangement	$9,000
Notes payable-CMCZ	46,715
Current maturities of long-term debt	804

Total short-term debt	56,519
Long-term debt, net of current maturities:(1)
7.20% notes due 2005	10,455
6.80% notes due 2007	50,000
6.75% notes due 2009	100,000
5.625% notes due 2013	200,000
Other	2,447

Total long-term debt	362,902
Stockholders’ equity:
Preferred stock	—
Common stock, $5.00 par value, 100,000,000 shares authorized; 28,825,642 shares outstanding at February 29, 2004(2)	161,326
Additional paid-in capital	4,083
Accumulated other comprehensive income	10,089
Retained earnings	431,132
Less treasury stock, 3,439,524 shares	(48,332)

Total stockholders’ equity	558,298

Total capitalization	$977,719

(1)	See the notes to our condensed consolidated financial statements for additional information concerning long-term debt. The 7.20% notes due 2005 include the effect of an interest rate swap valued at $455,000.

(2)	Does not include approximately 3,230,000 shares issuable upon the exercise of options outstanding at February 29, 2004.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

     The selected income statement data and balance sheet data presented below are for the six months ended February 29, 2004 and February 28, 2003 and for the years ended August 31, 2003, 2002, 2001, 2000 and 1999 and as of February 29, 2004 and August 31, 2003, 2002, 2001, 2000 and 1999. The per share amounts have been adjusted to reflect a two-for-one stock split in the form of a stock dividend on our common stock effective June 28, 2002. In 2002, as reported in our Annual Report on Form 10-K for the year ended August 31, 2002, as amended, we restated the financial statements. The following information should be read in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference in this prospectus.

			Year Ended
	Six Months Ended		August 31,
	February	February
	29, 2004	28, 2003	2003	2002	2001	2000	1999
	(in millions, except per share data)
Income Statement Data:
Net sales	$1,898	$1,297	$2,876	$2,480	$2,470	$2,661	$2,251
Cost of goods sold	1,677	1,168	2,587	2,162	2,173	2,334	1,949
Selling, general and administrative expenses	152	114	244	236	223	229	207
Interest expense	12	7	15	19	28	27	20
Loss on reacquisition of debt	3	—	—	—	—	—	—
Litigation accrual	—	—	—	—	8	—	—

Earnings before income taxes and minority interest	54	8	30	63	38	71	75

Minority interest	1	—	—	—	—	—	—
Income taxes	19	3	11	22	14	26	28

Net earnings	$34	$5	$19	$41	$24	$45	$47

Basic earnings per share	$1.19	$0.18	$0.67	$1.48	$0.91	$1.59	$1.62

Diluted earnings per share	$1.15	$0.18	$0.66	$1.43	$0.90	$1.56	$1.61

Cash dividends per common share	$0.16	$0.16	$0.32	$0.275	$0.26	$0.26	$0.26

			Year Ended
	Six Months Ended		August 31,
	February	February
	29, 2004	28, 2003	2003	2002	2001	2000	1999
	(in millions, except ratios)
Other Financial Data:
EBITDA (1)	$99.0	$45.5	$106.9	$143.4	$133.3	$164.6	$146.5
Ratio of earnings to fixed charges (2)	4.79	1.94	2.57	3.77	2.19	3.25	3.60
Ratio of EBITDA to interest expense	8.3	6.4	7.0	7.7	4.8	6.0	7.5
Ratio of total debt to EBITDA(3)	2.1	2.8	2.5	1.8	2.0	2.2	2.0

	February 29,	August 31,
	2004	2003	2002	2001	2000	1999
	(in millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$59.1	$75.1	$124.4	$56.0	$20.1	$44.7
Total assets	$1,673.2	$1,275.4	$1,230.1	$1,081.9	$1,170.1	$1,079.1
Long-term debt	$362.9	$255.0	$256.0	$251.6	$261.9	$265.6
Total debt	$419.4	$270.6	$256.6	$265.7	$363.2	$289.8
Stockholders’ equity	$558.3	$506.9	$501.3	$433.1	$418.8	$418.3

(1)	We have included a financial statement measure in the table above that was not derived in accordance with generally accepted accounting principles (GAAP). We use earnings before interest expense, income taxes, depreciation and amortization (EBITDA) as a non-GAAP performance measure. In calculating EBITDA, we exclude our largest recurring non-cash charge, depreciation and amortization. EBITDA provides a core operational performance measurement that compares results without the need to adjust for federal, state and local taxes which have considerable variation between domestic jurisdictions. Tax regulations in international operations add additional complexity. Also, we exclude interest cost in our calculation of EBITDA. The results are therefore without consideration of financing alternatives of capital employed. We use EBITDA as one guideline to assess our unlevered performance return on our investments. EBITDA is also the target benchmark for our long-term performance plan for management. Reconciliations to net earnings are provided below (in millions):

			Year Ended
	Six Months Ended		August 31,
	February	February
	29, 2004	28, 2003	2003	2002	2001	2000	1999
	(in millions)
Net earnings	$33.8	$5.1	$18.9	$40.5	$23.8	$44.6	$47.0
Interest expense	12.0	7.1	15.3	18.7	27.6	27.3	19.6
Income taxes	19.3	3.0	11.5	22.6	14.6	26.1	27.8
Depreciation and amortization	33.9	30.3	61.2	61.6	67.3	66.6	52.1

EBITDA	$99.0	$45.5	$106.9	$143.4	$133.3	$164.6	$146.5

EBITDA does not include interest expense, depreciation and amortization and income taxes. Because we have borrowed money in order to finance our operations and because we use capital assets, interest expense and depreciation are necessary elements of our costs and our ability to generate revenues. Also, the payment of income taxes is a necessary element of our operations. Therefore, any measure that excludes these elements has material limitations. To compensate for these limitations, we believe that it is appropriate to consider both net earnings determined under GAAP, as well as EBITDA, to evaluate our performance. Also, we separately analyze any significant fluctuations in interest expense, depreciation and amortization and income taxes.

(2)	For the purposes of calculating the ratio of earnings to fixed charges, earnings represents earnings before income taxes, interest expense, interest imputed on rent and amortization of capitalized interest. Fixed charges include interest expense, interest capitalized and the portion of operating rental expense that management believes is representative of the appropriate interest component of rent expense.

(3)	EBITDA for the six months ended February 29, 2004 and February 28, 2003 has been annualized for purposes of calculating the ratio. These results are not necessarily indicative of results to be expected for the entire year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management’s Discussion and Analysis of Financial Condition and Results of Operations is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause such a difference include, but are not limited to, those discussed in “Disclosure Regarding Forward-Looking Statements” and “Risk Factors.” Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus.

     We manufacture, recycle, market and distribute steel and metal products through a network of over 140 locations in the United States and internationally.

     Following our acquisitions of CMCZ and Lofland in December 2003, we have revised our segment reporting to include five reportable segments. We have maintained our recycling and marketing and distribution segments, but presented our new Polish minimill, CMCZ, separately because its economic characteristics are different from our domestic minimills. Our former manufacturing segment has been split into two segments: 1) domestic mills, including our four steel minimills and copper tube minimill and 2) fabrication, including our new rebar acquisition (Lofland). Following our acquisition of the rebar fabricator, we made internal management reporting changes, which necessitated this change in segment reporting. We have revised prior period results to be consistent with our current segment presentation.

Domestic Mills Operations

We conduct our domestic mills operations through a network of:

•	steel mills, commonly referred to as “minimills,” that produce reinforcing bar, angles, flats, small beams, rounds, fence post sections and other shapes;

•	scrap processing facilities that directly support these minimills; and

•	a copper tube minimill.

CMCZ Operations

We conduct our CMCZ minimill operation through:

•	a rolling mill that produces primarily reinforcing bar;

•	a rolling mill that produces wire rod; and

•	our majority-owned scrap processing facilities that directly support CMCZ.

Fabrication Operations

We conduct our fabrication operations through a network of:

•	steel fabrication and processing plants that bend, cut and fabricate steel, primarily reinforcing bar and angles;

•	warehouses that sell or rent supplies for the installation of concrete;

•	plants that produce special sections for floors and ceiling support;

•	plants that produce steel fence posts;

•	a plant that treats steel with heat to strengthen and provide flexibility;

•	a plant that rebuilds railcars; and

•	a railroad salvage company.

Recycling Operations

     We conduct our recycling operations through 44 metal processing plants located in the states of Texas, South Carolina, Florida, North Carolina, Oklahoma, Kansas, Missouri, Tennessee, Louisiana and Georgia.

Marketing and Distribution Operations

     We market and distribute steel, copper and aluminum coil, sheet and tubing, ores, metal concentrates, industrial minerals, ferroalloys and chemicals through our network of 15 marketing and distribution offices, 4 processing facilities and joint ventures around the world. Our customers use these products in a variety of industries.

     You should read this management’s discussion and analysis in connection with your review of our consolidated audited financial statements and the accompanying footnotes incorporated by reference in this prospectus.

Critical Accounting Policies and Estimates

     The following are important accounting policies, estimates and assumptions that you should understand as you review our financial statements. We apply these accounting policies and make these estimates and assumptions to prepare financial statements under generally accepted accounting principles. Our use of these accounting policies, estimates and assumptions affects our results of operations and our reported amounts of assets and liabilities. Where we have used estimates or assumptions, actual results could differ significantly from our estimates.

     Revenue Recognition. We recognize sales when title passes to the customer either when goods are shipped or when they are received based upon the terms of the sale. For certain of our steel fabrication operations, we recognize net sales and profits from certain long-term fixed price contracts by the percentage of completion method. For the years ended August 31, 2003, 2002 and 2001, respectively, approximately 3%, 6% and 8% of our total net sales were recognized on a percentage of completion basis. In determining the amount of net sales to recognize, we estimate the total costs and profits expected to be recorded for the contract term and the recoverability of costs related to change orders. When we estimate that a contract will result in a loss, the entire loss is accrued as soon as it is probable and estimable.

Through the passage of time due to the variances between actual costs and those that we previously anticipated, these estimates could change, resulting in changes in our earnings.

     Contingencies. We make accruals as needed for litigation, administrative proceedings, government investigations (including environmental matters), and contract disputes. We base our environmental liabilities on estimates regarding the number of sites for which we will be responsible, the scope and cost of work to be performed at each site, the portion of costs that we expect we will share with other parties and the timing of the remediation. Where timing of expenditures can be reliably estimated, we discount amounts to reflect our cost of capital over time. We record these and other contingent liabilities when they are probable and when we can reasonably estimate the amount of loss. Where timing and amounts cannot be precisely estimated, we estimate a range, and we recognize the low end of the range without discounting. Also, see Note 9, Commitments and Contingencies, to our consolidated financial statements for the year ended August 31, 2003 incorporated by reference in this prospectus.

     Inventory Cost. We determine inventory cost for most domestic inventories by the last-in, first-out method, or LIFO. At the end of each quarter, we estimate both inventory quantities and costs that we expect at the end of the fiscal year for these LIFO calculations, and we record an amount on a pro-rata basis. These estimates could vary substantially from the actual year-end results, causing an adjustment to cost of goods sold. See Note 14, Quarterly Financial Data, to our consolidated financial statements for the year ended August 31, 2003 incorporated by reference in this prospectus. We record all inventories at the lower of their cost or market value.

     Property, Plant and Equipment. Our manufacturing and recycling businesses are capital intensive. We evaluate the value of these assets and other long-lived assets whenever a change in circumstances indicates that their carrying value may not be recoverable. Some of the estimated values for assets that we currently use in our operations utilize judgments and assumptions of future undiscounted cash flows that the assets will produce. If these assets were for sale, our estimates of their values could be significantly different because of market conditions, specific transaction terms and a buyer’s different viewpoint of future cash flows. Also, we depreciate property, plant and equipment on a straight-line basis over the estimated useful lives of the assets. Depreciable lives are based on our estimate of the assets’ economically useful lives. To the extent that an asset’s actual life differs from our estimate, there could be an impact on depreciation expense or a gain/loss on the disposal of the asset in a later period. We expense major maintenance costs as incurred.

     Other Accounting Policies and New Accounting Pronouncements. See Note 1, Summary of Significant Accounting Policies, to our consolidated financial statements for the year ended August 31, 2003 incorporated by reference in this prospectus.

Consolidated Results of Operations

	Year Ended
	August 31,
	2003	2002	2001
	(in millions, except share data)
Net sales	$2,876	$2,480	$2,470
Net earnings	18.9	40.5	23.8
LIFO effect on net earnings expense (income)	6.1	1.0	(1.1)
Per diluted share	0.21	0.04	(0.04)

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
	(in millions except share data)
Net sales	$1,068.1	$660.8	$1,898.1	$1,297.0
Net earnings	21.2	2.9	33.8	5.1
LIFO effect on net earnings expense (income)	6.2	1.9	7.0	1.8
Per diluted share	0.21	0.07	0.24	0.06

     EBITDA increased by 158% to $58.8 million and by 118% to $99.0 million for the three and six months February 29, 2004, respectively, as compared to the same periods in 2003. The following financial events were significant during the second quarter ended February 29, 2004:

-	We reported our highest net sales and net earnings ever.

-	In December 2003, we acquired a minimill in Poland and a rebar fabricator with operations in Texas and surrounding states, which significantly expanded our international manufacturing capabilities and enhanced our domestic market share in rebar fabrication.

-	The unprecedented rise in the price of steel scrap and a surge in non-ferrous scrap prices resulted in record profits for our recycling segment.

-	Selling price increases for our domestic mill products, along with high demand resulted in much higher profits in our domestic mill segment as compared to the same period in 2003.

-	Our new minimill in Poland experienced strong demand for its products and was profitable.

-	Margins in our fabrication segment were compressed because of the rapid increase in input costs, but results were better than last year.

-	Marketing and distribution’s adjusted operating profit was higher than last year’s second quarter, in spite of higher freight costs, due to continued demand in Asia (especially China), the improved U.S. economy, the weak U.S. dollar and low-end user inventories.

     We have included a financial statement measure in the discussion above that was not derived in accordance with generally accepted accounting principles (GAAP). We use earnings before interest expense, income taxes, depreciation and amortization (EBITDA) as a non-GAAP performance measure. In calculating EBITDA, we exclude our largest recurring non-cash charge, depreciation and amortization. EBITDA provides a core operational performance measurement that compares results without the need to adjust for federal, state and local taxes which have considerable variation between domestic jurisdictions. Tax regulations in international operations add additional complexity. Also, we exclude interest cost in our calculation of EBITDA. The results are therefore without consideration of financing alternatives of capital employed. We use EBITDA as one guideline to assess our unlevered performance return on our investments. EBITDA is also the target benchmark for our long-term performance plan for management. Reconciliations to net earnings are provided below (in millions):

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Net earnings	$21.2	$2.9	$33.8	$5.1
Income taxes	11.9	1.7	19.3	3.0
Interest expense	6.9	3.1	12.0	7.1
Depreciation and amortization	18.8	15.1	33.9	30.3

EBITDA	$58.8	$22.8	$99.0	$45.5

     EBITDA does not include interest expense, depreciation and amortization and income taxes. Because we have borrowed money in order to finance our operations and because we use capital assets, interest expense and depreciation are necessary elements of our costs and our ability to generate revenues. Also, the payment of income taxes is a necessary element of our operations. Therefore, any measure that excludes these elements has material limitations. To compensate for these limitations, we believe that it is appropriate to consider both net earnings determined under GAAP, as well as EBITDA, to evaluate our performance. Also, we separately analyze any significant fluctuations in interest expense, depreciation and amortization and income taxes.

Segments

     Unless otherwise indicated, all dollars below are before income taxes. Financial results for our reportable segments are consistent with the basis and manner in which we internally disaggregate financial information for making operating decisions. For the year ended August 31, 2003, we had three reportable segments: manufacturing, recycling, and marketing and distribution.

     Following our acquisitions in December 2003, we have revised our segment reporting to include five reportable segments. We have maintained our recycling and marketing and distribution segments, but presented CMCZ separately because its economic characteristics are different from our domestic minimills. Our former manufacturing segment has been split into two segments: 1) domestic mills, including our four steel minimills and copper tube minimill and 2) fabrication, including our new rebar acquisition. Following our acquisition of the rebar fabricator, we made internal management reporting changes, which necessitated this change in segment reporting. We have revised prior period results to be consistent with our current segment presentation.

     Our management uses adjusted operating profit (loss) to compare and evaluate the financial performance of our segments. Adjusted operating profit is the sum of our earnings before income taxes, and financing costs. See Note 13, Business Segments, to our consolidated financial statements for the year ended August 31, 2003 and Note J, Business Segments, to our condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus.

     The following tables show net sales and adjusted operating profit (loss) by business segment:

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
		(in millions)
Net sales:
Domestic Mills	$251	$174	$463	$334
CMCZ	114	—	114	—
Fabrication	220	172	434	344
Recycling	190	100	322	197
Marketing and Distribution	403	265	743	521
Corporate and Eliminations	(110)	(50)	(179)	(99)
Adjusted operating profit (loss):
Domestic Mills	$16	$5	$31	$8
CMCZ	6	—	6	—
Fabrication	(1)	(3)	4	(3)
Recycling	18	4	23	5
Marketing and Distribution	9	5	15	9
Corporate and Eliminations	(6)	(2)	(13)	(4)

	Year Ended August 31,
	2003	2002	2001
	(in millions)
Net sales:
Domestic mills	$770	$721	$672
Fabrication	743	805	819
Recycling	441	378	394
Marketing and distribution	1,150	777	771
Corporate and eliminations	(228)	(202)	(188)
Adjusted operating profit (loss):
Domestic mills	$19.7	$41.0	$42.6
Fabrication	0.7	30.4	14.1
Recycling	15.2	5.1	(2.3)
Marketing and distribution	21.8	14.2	7.8
Corporate and elimination	(11.1)	(8.1)	(4.8)

Three and Six Months Ended February 29, 2004 Compared to February 28, 2003

     Domestic Mills. We include our domestic steel minimills and our copper tube minimill in our domestic mills segment.

The table below reflects steel and scrap prices per ton:

	Three Months Ended		Six Months Ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Average mill selling price (total sales)	$339	$271	$324	$271
Average mill selling price (finished goods)	345	277	330	279
Average ferrous scrap purchase price	147	89	132	89

     Our domestic mills segment’s adjusted operating profit for the three months ended February 29, 2004 increased by $11.4 million (247%) as compared to the same period in 2003 on $76.6 million (44%) more net sales. Net sales and adjusted operating profit were higher due to improved selling prices and increased shipments. Selling prices and shipments increased due to increased demand, which was partially due to the recovering U.S. economy. Also, the competition from foreign steel imports was less as a result of the weaker U.S. dollar. The mills’ production levels (tons melted and rolled) for the second quarter in 2004 were at or near all time records. These factors were partially offset by significant rapid increases in steel scrap purchase costs and increases in other input costs. Adjusted operating profits at all four mills were significantly higher in the second quarter of 2004 as compared to the same period in 2003. The largest increases in profitability were at SMI Alabama and SMI South Carolina. Adjusted operating profit at SMI Alabama increased $2.6 million (436%) for the three months ended February 29, 2004 as compared to the same period in 2003. SMI South Carolina reported $918 thousand in adjusted operating profit for the three months ended February 29, 2004 as compared to a $2.4 million adjusted operating loss in the same period in 2003. Adjusted operating profits at SMI Texas and SMI Arkansas increased 33% and 133%, respectively. The mills shipped 609,000 tons in the second quarter of 2004 as compared to 537,000 in the corresponding period in 2003, an increase of 13%. Mill production increased as well, with tons rolled up 26% to 540,000. Tons melted increased 19% to 567,000. The average total mill selling price at $339 per ton was $68 (25%) above the same quarter last year. Our average mill selling price for finished goods also increased $68 per ton (25%). However, average scrap purchase costs were $58 per ton (65%) higher than the same quarter last year due primarily to increased demand resulting from higher production at U.S. minimills, coupled with the high level of scrap exports to the Far East, especially China. In spite of the increased scrap costs, our metal spread (the difference between our average total mill selling price and our average scrap purchase price) was $192 per ton, $10 per ton higher during the three months ended February 29, 2004 as compared to the same period in 2003. This increased metal spread more than offset cost increases for utilities and other inputs. Utility expenses increased by $2.9 million in 2004 as compared to 2003. Natural gas increased due to a combination of higher usage and rates, and electricity costs were higher due to usage from increased production. Costs for ferroalloys and graphite electrodes increased as well due largely to more demand from U.S. mills and the impact of the weaker U.S. dollar and higher ocean freight costs on these imported items.

     Our copper tube mill’s adjusted operating profit increased $1.4 million (386%) to $1.7 million during the three months ended February 29, 2004 as compared to the corresponding period in 2003. Copper tube shipments increased 16% to 15.9 million pounds due primarily to better weather in the second quarter of 2004 as compared to the same quarter in 2003. Production increased 11% to 16.4 million pounds. The average selling price increased 40 cents per pound (33%) to $1.59 for the three months ended February 29, 2004 as compared to $1.19 for the three months ended February 28, 2003. Strong demand in our housing and commercial markets outpaced supply of finished copper tube. The average copper scrap purchase cost increased 28 cents per pound (40%) during the three months ended February 29, 2004 as compared to the same quarter in 2003. The unusually strong copper market resulted in historically high costs for copper scrap. Our metal spreads improved by 12 cents per pound to 59 cents because the average copper scrap purchase cost increased less than the average copper tube sales price.

     Adjusted operating profit for our four domestic steel minimills increased 313% for the six months ended February 29, 2004 as compared to the same period in 2003. The average total mill selling price at $324 per ton increased $53 (20%) in the six months ended February 29, 2004 as compared to the same period in 2003. As a result, metal margins increased $10 per ton for the six months ended February 29, 2004 as compared to the same period in 2003. These higher margins more than offset increases in utilities and other input costs. Average scrap purchase costs were $43 per ton (48%) higher than during the same period last year. Utility expenses increased by $4.6 million for the six months ended February 29, 2004 as compared to the same period in 2003, due to higher natural gas and electricity costs. Electricity usage increased, but prices remained relatively stable. Natural gas costs increased due to both higher usage and prices. The mills shipped 1,175,000 tons in the first two quarters of 2004 compared to 1,042,000 tons in the corresponding period of 2003, an increase of 13%.

     Our copper tube mill reported an adjusted operating profit of $3.9 million for the six months ended February 29, 2004 as compared to an adjusted operating profit of $631 thousand in the same period in 2003. Copper tube shipments increased 3.2 million pounds (11%) to 32.5 million pounds. Average selling prices increased by 33 cents per pound (29%) to $1.47 in the six months ended February 29, 2004 as compared to $1.14 in the corresponding period in 2003. The average copper scrap purchase cost increased by 22 cents per pound (32%) during the six months ended February 29, 2004 as compared to the same period in 2003.

     CMCZ. On December 3, 2003, our Swiss subsidiary acquired 71.1% of the outstanding shares of Huta Zawiercie, S.A. (“CMCZ”), of Zawiercie, Poland for 200 million Polish Zlotys (PLN), $51.9 million on the acquisition date. In connection with the acquisition, we also assumed debt of 176 million PLN ($45.7 million). CMCZ operates a steel minimill similar to our domestic steel minimills with total annual capacity of over 1 million metric tons of rebar and wire rod products as well as merchant bar. With this acquisition, we have become a significant manufacturer of rebar and wire rod in a key Central European market. See Note C – Acquisitions, to the condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus. We have presented CMCZ and its subsidiaries as a separate segment because the economic characteristics of their markets and the regulatory environment in which they operate are not similar to that of our domestic minimills. CMCZ recorded net sales of $114 million and an adjusted operating profit of $6.2 million for the three months ended February 29, 2004. Historically, the period from December through February has been weak in terms of profits and shipments because of winter weather conditions. However, subsequent to our acquisition, the mill, in coordination with our international marketing and distribution operation, found new outlets for its products. CMCZ melted 375,000 tons, rolled 271,000 tons and shipped 390,000 tons, including billets, during the three months ended February 29, 2004. The average total mill selling price was $286 per ton (including 22% billets). The average scrap purchase cost was $147 per ton.

     Fabrication. On December 23, 2003, we acquired 100% of the stock of Lofland Acquisition, Inc. (“Lofland”) for $48.8 million cash. Lofland is the sole stockholder of The Lofland Company and subsidiaries which operate steel reinforcing bar fabrication and construction-related product sales facilities from 11 locations in Texas, Arkansas, Louisiana, Oklahoma, New Mexico and Mississippi. This acquisition complements our existing Texas rebar fabrication and construction-related product sales operations and expands our service areas in each of the neighboring states. See Note C – Acquisitions, to the condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus. Following our acquisition of Lofland, we changed our internal management reporting structure, which necessitated our reporting fabrication (including Lofland) as a separate segment. See Note J – Business Segments, to our condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus.

     Our fabrication businesses reported an adjusted operating loss of $1.2 million for the three months ended February 29, 2004 as compared to an adjusted operating loss of $3.4 million in the same period of 2003. However, net sales were $220 million in the second quarter of 2004, an increase of $48 million (28%) as compared to the second quarter of 2003. Lofland accounted for $18 million of this increase. Although shipments and selling prices increased, we recorded a loss in the three months ended February 29, 2004 primarily because the overall purchase costs from our steel suppliers increased more than our selling prices. Our sales prices did not increase as fast as our steel purchase costs because much of our fabrication work is sold months in advance at a fixed price. We recorded contract loss provisions in excess of $1 million during the three months ended February 29, 2004 on firm sales commitments at various fabrication operations, the largest of which was at Lofland. Construction activity varied by region. Some private nonresidential construction markets were more active, while others remained flat. Public construction continued at a solid level. Fabrication plant shipments totaled 286,000 tons, 24% more than last year’s second quarter shipments of 231,000 tons. Our acquisition of Lofland resulted in 23,000 additional tons. The remainder of the increase was due to the acquisitions of several small rebar fabrication operations during the last half of fiscal 2003 and higher shipments at Fontana Steel. The average fabrication selling price for the three months ended February 29, 2004 increased $49 per ton (9%) to $584 as compared to $535 for the same period in 2003. However, rebar fabrication, construction related products, steel post plants, steel joist manufacturing and structural steel fabrication were all adversely affected by higher input costs during the three months ended February 29, 2004 as compared to the same period in 2003. We are continuing to evaluate certain facilities which are performing under expectations or for which we are considering alternative uses. Our current estimates of cash flows do not indicate that the assets are impaired. However, these estimates and expected uses could change resulting in asset impairments. During the three months ended February 28, 2003, we recorded a $1 million loss provision for payments from a customer within 90 days of its bankruptcy filing, which were potentially voidable. This dispute was settled during the three months ended August 31, 2003 for $118 thousand.

     Our fabrication businesses reported an adjusted operating profit of $4.5 million for the six months ended February 29, 2004 as compared to an adjusted operating loss of $3.4 million in the same period of 2003. Fabrication plant shipments for the six months ended February 29, 2004 were 566,000 tons, an increase of 26% as compared to the same period of 2003. The average fabrication selling price increased $24 per ton (4%) to $570 in 2003 as compared to $546 in 2002. However, our steel purchase costs increased significantly especially during the second quarter of 2004. Also, professional services (primarily legal) expenses, decreased by $1.7 million in the six months ended February 29, 2004 as compared to the corresponding period in 2003 due to the settlement of contingencies at SMI Owen Steel Company (SMI-Owen) during the second half of 2003.

     Recycling. Our recycling segment reported an adjusted operating profit of $17.7 million for the three months ended February 29, 2004 as compared with an adjusted operating profit of $4.1 million in the same quarter of 2003. Net sales for the three months ended February 29, 2004 were 89% higher at $190 million. Gross margins in the second quarter of 2004 doubled as compared to the corresponding period of 2003. Ferrous and nonferrous selling prices significantly increased because demand from Far Eastern buyers, especially China, and the weaker U.S. dollar, resulted in more scrap exports by our competitors. In addition, domestic demand for scrap increased due to the recovering U.S. economy. The segment processed and shipped 493,000 tons of ferrous scrap during the three months ended February 29, 2004, 32% more than the second quarter of 2003. Ferrous sales prices increased $77 (82%) to $171 per ton as compared to the same period in 2003. Nonferrous shipments were 15% higher at 63,000 tons. The average nonferrous scrap sales price of $1,371 per ton for the three months ended February 29, 2004 was 34% higher than in the same period in 2003. The total volume of scrap processed, including all of our domestic processing plants, was 838,000 tons, an increase of 31% from the 642,000 tons processed in the corresponding period of 2003. Volumes were up due to increased demand caused by the recovery in the global economy.

     Our recycling segment reported an adjusted operating profit of $23.4 million for the six months ended February 29, 2004 as compared to an adjusted operating profit of $5.5 million in the corresponding period of 2003. Gross margins for the six months ended February 29, 2004 were 72% higher than the same period in 2003, due to increased selling prices and shipments for both ferrous and nonferrous scrap. For the six months ended February 29, 2004, ferrous and nonferrous scrap selling prices increased by 64% and 28%, respectively. The total volume of scrap processed and shipped during the six months ended February 29, 2004, including all of our domestic processing plants, was 1,572,000 tons, an increase of 20% from the 1,311,000 tons processed in the corresponding period in 2003. Volumes increased due to increased demand caused by the recovering global economies and the weak U.S. dollar.

     Marketing and Distribution. Net sales increased $138 million (52%) for the three months ended February 29, 2004 as compared to the same quarter in 2003, $25 million of which resulted from foreign currency fluctuations. Adjusted operating profit for the three months ended February 29, 2004 was $8.8 million, as compared to $4.9 million in the same quarter in 2003, an increase of 79%. The net effect of foreign currency fluctuations on our adjusted operating profit was $553 thousand. Markets were favorable in several geographic regions and product lines. Sales to and within Asia, especially China, were up significantly. Also, the economy in Australia was still strong. Adjusted operating profits increased in Europe. Imports into the United States were mixed with a significant decline in our steel imports, but sales of industrial raw materials increased. Most product prices (as expressed in U.S. dollars) improved during the three months ended February 29, 2004 as compared to the same period in 2003. Gross margins were better for steel products and industrial raw materials, but were lower for nonferrous metal products. The increased profitability in marketing and distribution was largely due to our strategy in recent years to build up our regional business around the world and to increase our downstream presence.

     Net sales for the six months ended February 29, 2004 increased by $222 million (43%), $46 million of which was due to foreign currency fluctuations. Adjusted operating profit for the six months ended February 29, 2004 for our marketing and distribution segment increased to $15.1 million as compared to $9.4 million in the same period in 2003 due mostly to better results from our international operations and increased sales and margins for our imports of industrial raw materials in the U.S. Foreign currency fluctuations accounted for $1.1 million of the increase. Adjusted operating profits increased for Europe and Australia. Sales into Asia, including China were strong during the six months ended February 29, 2004 as compared to the corresponding period of 2003. During the six months ended February 29, 2004, we recognized a $1.5 million gain on our forward purchases of Polish Zlotys related to our acquisition of CMCZ.

     Corporate and Eliminations. During the six months ended February 29, 2004, we incurred a $3.1 million charge from the repurchase of $90 million of our notes otherwise due in 2005. Discretionary items, such as bonuses and profit sharing increased commensurate with increased profitability for the three and six months ended February 29, 2004 as compared to the corresponding period of 2003. Also, professional services expenses increased $1.5 million and $1.9 million, respectively for the three and six months ended February 29, 2004 as compared to the same periods of 2003 due primarily to costs associated with compliance with Section 404 of Sarbanes Oxley.

     Consolidated Data. The LIFO method of inventory valuation decreased net earnings by $6.2 million and $1.9 million (21 cents and 7 cents per diluted share) for the three months ended February 29, 2004 and February 28, 2003, respectively. For the six months ended February 29, 2004 and February 28, 2003, after-tax LIFO expense was $7.0 million (24 cents per diluted share) and $1.8 million (6 cents per diluted share), respectively.

     Overall selling, general and administrative expenses were $27 million (45%) higher during the three months ended February 29, 2004 as compared to the corresponding period of 2003. Our acquisitions of CMCZ and Lofland accounted for $8.2 million of the increase. Also, bad debt expense increased $2.5 million in the three months ended February 29, 2004 as compared to the same period in 2003 due to higher sales and increased accounts receivable. During the three and six months ended February 29, 2004, interest expense increased by $3.8 million and $4.9 million, respectively, primarily due to additional long-term debt used to finance the Lofland and CMCZ acquisitions.

2003 Compared to 2002

     Domestic mills. We include our domestic steel minimills and our copper tube minimill in our domestic mill segment.

     Our domestic mills’ adjusted operating profit for the year ended August 31, 2003 decreased $21.3 million as compared to 2002. A litigation settlement at the steel mills in 2002 accounted for $2.5 million of the decrease. Excluding this item, adjusted operating profit decreased 49% in 2003 as compared to 2002. The effect of valuing inventories under the LIFO method and increased utility costs accounted for $3.5 million and $9.4 million, respectively, of the decrease in adjusted operating profit. The remaining $5.9 million was due to higher scrap costs, net of the effect of higher selling prices and shipments. Net sales for the year ended August 31, 2003 increased $49 million (7%) as compared to 2002. Our steel minimills implemented higher selling prices that became partially effective during the second half of 2003, although steel mill selling prices were at very low levels for much of 2003. However, scrap purchase prices were driven sharply higher by offshore demand and the weakening value of the U.S. dollar. The selling price increases and increased shipments did not fully offset higher scrap and utility costs. Gross margins were significantly lower as a result of these conditions. Our copper tube mill’s gross margins were also lower due to increased copper scrap purchase prices and lower selling prices for its products.

     The table below reflects steel and scrap prices per ton:

	Year Ended
	August 31,
(dollars per ton)	2003	2002
Average mill selling price-total sales	$278	$269
Average mill selling price-finished goods only	287	275
Average ferrous scrap purchase price	97	80

     Adjusted operating profit for our four domestic steel minimills decreased $18.2 million (52%) for the year ended August 31, 2003 as compared to 2002. The effect of valuing inventories under the LIFO method accounted for $3.5 million (19%) of the decrease in adjusted operating profit for the year ended August 31, 2003 as compared to 2002. Also, during the year ended August 31, 2002, our domestic steel minimills received $2.5 million from a nonrecurring graphite electrode litigation settlement. Even excluding these items, adjusted operating profit in 2003 decreased as compared to 2002 because higher shipments and average selling prices were not enough to offset higher input costs, including scrap and utilities. Our adjusted operating profit at SMI Texas decreased 25% to $19.3 million for the year ended August 31, 2003 as compared to an adjusted operating profit of $25.8 million in 2002. SMI South Carolina lost $7.1 million for the year ended August 31, 2003 as compared to a $2.8 million adjusted operating profit in 2002. Higher scrap costs, higher energy costs and a weak demand for our products were the most significant reasons for SMI South Carolina’s loss in 2003 although these factors were partially offset by price increases in the fourth quarter. SMI Arkansas reported a $160 thousand adjusted operating profit in 2003 as compared to a $3.5 million adjusted operating profit in 2002. Most of the decrease in adjusted operating profit at SMI Arkansas was attributable to LIFO expense caused by higher year end inventories of rerolling rail. However, adjusted operating profit at our SMI Alabama mill for the year ended August 31, 2003 increased 63% to $4.2 million as compared to $2.5 million in 2002. Cost reduction efforts, improved operating efficiencies, and better market conditions were the key factors in SMI Alabama’s improved profitability. Our mills shipped 2,284,000 tons in 2003, an increase of 5% as compared to 2,171,000 tons shipped in 2002, due largely to higher billet sales. Our mills rolled 1,972,000 tons, a 3% decrease as compared to 2002. Our minimills melted 2,081,000 tons during the year ended August 31, 2003, which was a decrease of 1% as compared to 2002. Our average total mill selling price at $278 per ton increased $9 (3%) as compared to 2002. Our mill selling price for finished goods increased $12 per ton (4%) in 2003 as compared to 2002. Our average scrap purchase costs in 2003 increased $17 per ton (21%) as compared to 2002. Utility expenses increased by $9.4 million for the year ended August

31, 2003 as compared to 2002. The increase in utility costs was mostly due to higher natural gas costs, although electricity expenses also increased.

     Our copper tube minimill reported an adjusted operating profit of $620 thousand for the year ended August 31, 2003 as compared to an adjusted operating profit of $5.1 million in 2002. Net sales were 2% lower in 2003 as compared to 2002. Our copper tube shipments increased 4% to 61.9 million pounds during 2003 as compared to 2002. However, our average net selling price for plumbing and refrigeration tube decreased by 7 cents per pound (6%) to $1.17 per pound as compared to $1.24 per pound in 2002. We increased our production to 60.7 million pounds for the year ended August 31, 2003, which was 8% more than the 56.2 million pounds that we produced in 2002. Our average copper scrap price increased 4 cents per pound (6%) during the year ended August 31, 2003 as compared to 2002. The difference between the sales price ($1.17 and $1.24 in 2003 and 2002, respectively) and copper scrap purchase cost ($0.72 and $0.68 in 2003 and 2002, respectively) are commonly referred to as “the metal spread.” The metal spread declined 21% in 2003 as compared to 2002. Although single family residential construction held up relatively well, other market sectors were weaker which put pressure on selling prices.

     Fabrication. Our fabrication operations were less profitable in 2003 as compared to 2002 primarily due to lower selling prices which more than offset the impact of higher shipments. Our fabrication operations reported an adjusted operating profit of $700 thousand for the year ended August 31, 2003 as compared to a profit of $30.4 million in 2002. We recorded a $5.2 million gain from the sale of SMI-Owen in March 2002. Also, prior to its sale, SMI-Owen had an adjusted operating profit of $2.9 million for the year ended August 31, 2002. Excluding these items, fabrication adjusted operating profits decreased by $21.6 million for the year ended August 31, 2003 as compared to 2002. The $21.6 million decrease was due primarily to lower selling prices. Our fabrication plants shipped 1,028,000 tons in 2003, 4% more than the 984,000 tons shipped during 2002. Our fabricated rebar shipments increased 104,000 tons (19%) as compared to 2002. Lower structural, joist and post plant shipments partially offset this increase. The average fabrication selling price for the year ended August 31, 2003 decreased $72 per ton (12%) to $536 per ton as compared to $608 per ton in 2002. Our rebar fabrication, construction-related products, post and heat treating plants were profitable during the year ended August 31, 2003. Our joist and structural steel fabrication operations recorded losses during 2003 due to lower selling prices and shipments. During the year ended August 31, 2003, the joist plants reduced certain inventory stock values by $1.8 million to their estimated current market value. Also, during the year ended August 31, 2003, we wrote-down $711 thousand of inventory at two of our other fabrication facilities, we recognized a $998 thousand gain on the trade-in of rental forms in construction-related products, and we reduced our deferred insurance proceeds accrual by $937 thousand (see Note 9, Commitments and Contingencies, to our consolidated financial statements for the year ended August 31, 2003 incorporated by reference in this prospectus). During 2003, we acquired substantially all of the operating assets of the Denver, Colorado location of Symons Corporation, E.L. Wills in Fresno, California and Dunn Del Re Steel in Chandler, Arizona. The Symons location is a concrete formwork supplier, and E.L. Wills and Dunn Del Re Steel are rebar fabrication operations. The purchase prices for these businesses totaled $14.0 million. No single one of these acquisitions was significant to our operations.

     Recycling. Our recycling segment reported an adjusted operating profit of $15.2 million for the year ended August 31, 2003 as compared to an adjusted operating profit of $5.1 million in 2002. All four of the geographic regions where the segment operates were substantially more profitable. Net sales for the year ended August 31, 2003 were $441.4 million, an increase of 17% as compared to our net sales of $378.1 million in 2002. Our gross margins were 24% higher in 2003 as compared to 2002, partially due to controls over costs. The segment processed and shipped 1,639,000 tons of ferrous scrap during the year ended August 31, 2003, an increase of 10% as compared to 2002. Ferrous sales prices were on average $100 per ton, 23% higher than in 2002. Greater demand from overseas markets contributed to this increase, as well as the weaker U.S. dollar.

     Nonferrous markets improved moderately during the year ended August 31, 2003. Our average nonferrous scrap sales price of $1,021 per ton was 8% higher than in 2002, although shipments were 3% lower at 231,000 tons. The total volume of scrap processed, including the steel group’s processing plants, was 2,811,000 tons, an increase of 9% from the 2,568,000 tons processed in 2002.

     Marketing and Distribution. Net sales for the year ended August 31, 2003 for our marketing and distribution segment increased $372.7 million (48%) to $1.15 billion, as compared to 2002 net sales of $777.0 million. Most of the increase related to sales outside of the United States. Adjusted operating profit for the year ended August 31, 2003 was $21.8 million, an increase of 53% as compared to 2002, due mostly to better results from our international operations. International steel prices for flat-rolled products rose and then weakened, because of decreased demand from China, during the first three quarters of 2003. However, the prices for flat-rolled steel products rose again during the fourth quarter. Prices for long products slowly increased during 2003. Our steel shipments increased, except for imports into the U.S. Our business in the U.S. was reduced because of the weak economy and the weaker U.S. dollar. Due to these factors, volumes, prices and margins for nonferrous semi-finished products were lower in 2003 as compared to 2002. However, sales and margins for ores, minerals, ferroalloys and special metals were generally higher. Also, freight costs increased in 2003 as compared to 2002. Our marketing and distribution and service center operations in Australia were more profitable in 2003 as compared to 2002. Our joint venture Europickling facility in Belgium became profitable during 2003. Also, the joint venture arrangements with our 11% investee, Trinecke Zelezarny, a Czech mill, contributed to our sales in Central Europe. Sales into Asia, including China, were strong, especially during the first and second quarters of our fiscal 2003. In July 2003, our international subsidiary entered into a definitive agreement to purchase a controlling interest in CMCZ. This acquisition closed on December 3, 2003.

     Other. Our employees’ retirement plan expenses were 16% lower for the year ended August 31, 2003 as compared to 2002. Discretionary items such as contributions were lower for the year ended August 31, 2003 as compared to 2002. We committed less to these items because 2003 was less profitable. Interest expense for the year ended August 31, 2003 was lower as compared to 2002 due primarily to lower overall interest rates on short-term borrowings and two interest rate swaps on parts of our long-term debt which resulted in lower effective interest rates.

     During 2002, we favorably resolved all issues for our federal income tax returns through 1999. Due to the lack of any material adjustments, we reevaluated the tax accruals and, consequently, reduced the net tax expense by $1.0 million during 2002.

     On August 8, 2003, we increased our commercial paper program to permit maximum borrowings of up to $275 million, up from the prior year $174.5 million level. Commercial paper capacity is reduced by any outstanding standby letters of credit under the 2003 program which totaled $20.6 million at August 31, 2003.

2002 Compared To 2001

     Domestic mills. We include our domestic steel minimills and our copper tube minimill in our domestic mills segment.

     Our domestic mills’ adjusted operating profit in 2002 decreased $1.6 million (4%) as compared to 2001 on $49 million (7%) more net sales. Increased production and shipments at our steel minimills partially offset lower selling prices, increased scrap purchase costs and lower copper tube earnings. Also, we spent less in 2002 on utilities, and we recorded lower depreciation and amortization expense.

     The table below reflects steel and scrap prices per ton:

	Year Ended
	August 31,
(dollars per ton)	2002	2001
Average mill selling price-total sales	$269	$284
Average mill selling price-finished goods only	275	290
Average ferrous scrap purchase price	80	74

     During 2002, adjusted operating profit for our four steel minimills rose 27% compared with 2001, despite lower selling prices. SMI South Carolina had a $2.8 million adjusted operating profit in 2002 compared to a $1.6 million loss in 2001. SMI Alabama turned around as well with a $2.5 million adjusted operating profit in 2002 compared to a $2.2 million loss in 2001. Adjusted operating profits at SMI Arkansas were up 4% in the current year period. These improvements more than offset a 7% decline in adjusted operating profits at SMI Texas as compared to 2001. A major reason for the minimills’ improved profitability was a 14% increase in shipments because of continued public projects infrastructure construction. Shipments were 2,171,000 tons in 2002 compared to 1,903,000 in 2001. Mill production also increased over last year. Tons rolled were up 19% to 2,026,000 in 2002. Tons melted were up 17% to 2,100,000 in 2002. Even though demand was strong, the average total mill selling price at $269 per ton was $15 (5%) below last year. Also, in 2002, we sold more semi-finished billets, a product with a lower selling price than our average. Average scrap purchase costs were $6 per ton (8%) higher than in 2001, resulting in smaller margins. Utility expenses declined by $2.4 million as compared to 2001. Decreases in natural gas costs more than offset higher electricity costs. Also, depreciation and amortization expenses decreased by $5.2 million in 2002, primarily because SMI-South Carolina fully depreciated its mill rolls and guides as well as certain melt shop equipment. The mills also received $2.5 million from a nonrecurring graphite electrode litigation settlement in 2002.

     Our copper tube minimill’s adjusted operating profit decreased 59% with 7% less net sales as compared to 2001. Copper tube shipments increased 3% from 2001 to a record 59.3 million pounds, and production increased 5% from 2001 to a record 56.2 million pounds. However, average sales prices dropped 10% in 2002 to $1.24 per pound as compared to the average sales price in 2001 of $1.38. The biggest factor was lower apartment and hotel/motel construction. Consequently, demand for plumbing and refrigeration tube was not as strong. The 2002 product mix included increased quantities of HVAC products and line sets. In the marketplace, we continued to adapt to the consolidation among our buyers. The difference between sales price and copper scrap purchase cost (commonly referred to as “the metal spread”), declined 8% in 2002 compared to 2001. Lower raw material purchase costs did not fully compensate for the decline in selling prices.

     Fabrication. Adjusted operating profit in our fabrication businesses increased by $16.3 million (116%) in 2002 as compared to 2001. We achieved this increase in adjusted operating profit in 2002 for three primary reasons: (i) the nonrecurrence of the prior year litigation accrual in the amount of $8.3 million, (ii) the current year gain on the sale of our heavy structural fabrication operation, SMI-Owen, in the amount of $5.2 million and (iii) the nonrecurrence of the prior year joist start-up costs of $8.9 million. Excluding the 2002 gain on the sale of SMI-Owen ($5.2 million), the 2001 litigation accrual ($8.3 million) and the 2001 joist startup costs ($8.9 million), adjusted operating profits in 2002 decreased by $6.1 million (19%) as compared to 2001.

     Near the end of fiscal 2002, we discovered two significant, but unrelated events, requiring retroactive writedowns at two rebar fabrication operations. The total amount of the adjustments required to correct the August 31, 2002 balance sheets of these two facilities was $4.6 million. These adjustments affected fiscal years from 1999 to 2002. In August 2002, we uncovered a theft and an accounting fraud which occurred over four years at a rebar fabrication plant in South Carolina. The total adjustment required to revert the accounting records to their proper balances was $2.7 million. In September 2002, we discovered accounting errors related to losses on rebar fabrication and placement jobs at one facility in California, some of which date back to its acquisition in fiscal 2000. The resulting charge was $1.9 million. The South Carolina incident resulted in a $900 thousand expense in fiscal 2002. The remaining $3.7 million for both instances was attributed $885 thousand to fiscal 2001, $2.6 million to fiscal 2000, and $227 thousand to 1999, resulting in prior period adjustments to these previously reported financial statements. We took immediate action to strengthen compliance with our internal control policies in the areas of segregation of duties, personnel and management review and oversight. Controllers at both locations were replaced as well as the general manager of the rebar fabrication plant in South Carolina. The steel group has increased the level of detail, the frequency of submission and the amount of review of its operating locations’ reporting. We have renewed emphasis on periodic and timely internal balance sheet audits at all operating locations and completed audits of all its operating locations in fiscal 2003. No major areas of noncompliance were noted. Senior management and area managers of all our locations attended internal meetings led by the CEO and CFO regarding management’s responsibility for internal control, dealing with noncompliance issues and our commitment to only the highest of ethical standards of conduct.

     Fabrication plant shipments totaled 984,000 tons, down fractionally from 986,000 tons shipped in 2001. The average fabrication selling price in 2002 decreased $38 per ton (6%) to $608 per ton as compared to $646 per ton in 2001. Rebar fabrication markets were softer in 2002 as a result of intense competition, and several plants reported losses. During 2002, we acquired the real estate, equipment, inventory and work in process of Varmicon, Inc. in Harlingen, Texas. We now operate this rebar fabrication facility under the name of SMI-Valley Steel. The steel joist operations, which includes cellular and castellated beams, were break even in 2002, an improvement over the loss in 2001. Both prices and shipments decreased, but lower operating costs and shop efficiencies helped significantly. Also, in 2001 these joist operations incurred $8.9 million in start-up costs. Structural steel fabrication profits, excluding SMI-Owen and the prior year litigation accrual, were down in 2002 compared to 2001. However, our concrete-related products operations were more profitable in 2002. We continued to expand this business through the acquisition of Dowel Assembly Manufacturing Company, or DAMCO, in Jackson, Mississippi. DAMCO manufactures dowel baskets and has an epoxy coating business. In 2002, we started Spray Forming International, a stainless steel cladding operation located in South Carolina.

     Recycling. Our recycling segment reported an adjusted operating profit of $5.1 million in 2002 compared with an adjusted operating loss of $2.3 million in 2001. Net sales in 2002 were 4% lower at $378 million as compared to 2001. However, gross margins were 11% above last year, primarily because we shipped 8% more total tons. Demand for ferrous scrap improved both in the U.S. and internationally. The segment processed and shipped 1,494,000 tons of ferrous scrap in 2002, 10% more than in 2001. Ferrous sales prices were on average $81 per ton, an increase of $6 from 2001. Nonferrous shipments were flat at 238,000 tons. The average 2002 nonferrous scrap sales price of $947 per ton was 9% lower than in 2001. Increased productivity, higher asset turnover and reduced costs contributed to the improved 2002 results. The total volume of scrap processed, including the steel group’s processing plants, was 2,568,000 tons, an increase of 11% from the 2,308,000 tons processed in 2001.

     In 2002, we acquired most of the transportation assets of Sampson Steel Corporation in Beaumont, Texas. These assets were combined with our existing scrap processing facility in Beaumont. Also, we closed our Midland, Texas facility, resulting in a writedown of $455,000 on certain equipment.

     Marketing and Distribution. Net sales in 2002 for our marketing and distribution segment increased 1% to $777 million as compared to 2001. Adjusted operating profit in 2002 increased 82% to $14.2 million as compared to 2001, mostly due to better results from our Australian operations. International steel prices and volumes for steel and nonferrous semifinished products improved during the second half of 2002, primarily in the distribution and processing businesses. However, depressed economies, oversupply in most markets and intense competition from domestic suppliers in the respective markets caused compressed margins for numerous steel products, nonferrous metal products and industrial raw materials and products. The U.S. dollar weakened against major currencies, a beneficial development.

     In September 2001, we completed our acquisition of Coil Steels Group, an Australian service center in which we already owned a 22% share. This acquisition provided $2.2 million of additional profits and $69.0 million in net sales during 2002. Sales and profits for the Company’s pre-existing business in Australia also improved significantly. However, this increase in net sales was more than offset by decreased sales in our U.S. operations due to fewer imports into the United States.

     Operating profits for the U.S. divisions improved significantly due to Cometals which returned to more historical levels, and Dallas Trading which benefited from U.S. tariff legislation. Lower margins at Commonwealth on semi-finished products almost offset these improvements. Our European operations’ net sales decreased slightly in 2002 as compared to 2001, but profits improved significantly. The segment’s recent strategy of growing its downstream marketing and distribution business offset the continuing very difficult trading conditions.

     Other. Selling, general and administrative, as well as employees’ retirement plans expenses, were higher in 2002 as compared to 2001, mostly due to our acquisition of Coil Steels Group, or CSG, in 2001 and discretionary items such as bonuses and profit sharing. This increase was consistent with the improvement in our operating profitability. Interest expense decreased by $8.9 million (32%) from 2001 largely due to lower interest rates and much lower average short-term borrowings. Also, during 2002 we entered into two interest rate swaps which resulted in interest expense savings. During 2002, we favorably resolved all issues for our federal income tax returns through 1999. Due to the lack of any material adjustments, we reevaluated the tax accruals and, consequently, reduced the net tax expense by $1.0 million during 2002.

Near-Term Outlook

     We expect our fiscal year ending August 31, 2004 to be dramatically more profitable than 2003, primarily due to the continued strengthening of economies in our major market areas, the weakened U.S. dollar, our recent acquisition of CMCZ and productivity improvements. Ferrous scrap prices have begun to fall, and the trend should continue at hopefully a more graduated pace in the coming months. Realized price increases have taken hold more quickly than originally anticipated. Therefore, we expect that mill margins and fabrication margins will increase as the year progresses. Demand for steel, copper, and other metal products in the United States remains vibrant. Central Europe is strong and the prospects positive as the European Union expands. We estimate that our net earnings per diluted share (including the impact of adjusting our inventory valuation under the LIFO method) will be between $1.50 and $1.70 for the three months ending May 31, 2004. Interest rates remain historically low, and economic and industry sector trends are generally strong. China's recent braking actions hopefully will result in a soft landing. Supply and demand factors for ferrous and nonferrous scrap are all positive. We anticipate that our overall results will be significantly better in the second half of 2004 as compared to the first half.

     We anticipate our profits will be higher in 2004 in our domestic mills segment as compared to 2003 because of higher metal spreads and increased production, shipments and selling prices. We have implemented several price increases on most of our steel minimill products. Manufacturing margins should improve in the short run as scrap purchase costs moderate, although the benefits of higher volumes and improved pricing will continue to be partially offset by higher energy and other input costs. We are expecting our selling price increases to become fully effective during the second half of fiscal 2004. As a result, gross margins at our steel minimills should increase.

     As weather improves, we anticipate that our adjusted operating profit at CMCZ will increase during the second half of 2004 as compared to its results since our acquisition. Tons sold should increase as seasonal construction improves; metal margins should expand. Sales prices are trending up and scrap costs have begun to level. Poland's accession to the European Union on May 1, 2004 should improve prospects on a longer term basis.

     We expect the gross margins in our fabrication businesses to improve during the second half of fiscal 2004, as our new backlog was obtained at higher selling prices. However, job losses could increase if steel purchase prices continue to rise. This may particularly affect Lofland resulting in short-term losses for this operation. We believe that these losses will turn around as the backlog which we acquired (which included sales contracts at fixed prices) is depleted. However, Lofland may breakeven or report a slight adjusted operating loss for fiscal 2004. Also, we anticipate that fabrication bad debts may rise due to the negative impact of generally higher prices on some of our weaker customers.

     We anticipate that our recycling segment will report significant profits during the second half of 2004, due to strong demand for steel scrap and nonferrous metal scrap and the effect of reduced competition due to continuing exports resulting from the relatively weak U.S. dollar and continued global demand. Ferrous scrap prices have peaked and are decreasing but to still profitable levels, albeit not at those realized earlier in the year. Demand for nonferrous scrap should remain strong.

     Our marketing and distribution segment should remain consistently profitable during our fiscal 2004. We expect that our U.S. operations should be more profitable in 2004 as compared to 2003. Our international operations should continue to be profitable in 2004. Overall prices and volumes should remain constant or increase. Increases in freight costs and bad debt expense could partially offset these positive factors.

     We anticipate that our capital spending for 2004 will be $61 million, excluding acquisition costs for CMCZ and Lofland. Most of these expenditures will be at our steel minimills including a major improvement project at our SMI Texas melt shop and capital expenditures of $6.2 million for CMCZ in Poland.

Long-Term Outlook

     We believe we are well-positioned to exploit long-term opportunities. We expect stronger demand for our products due to the increased possibility of a recovery in demand throughout the major global economies as well as continued growth in developing countries. Emerging countries often have a higher growth rate for steel and nonferrous metals consumption. We believe that the demand will increase in Asia, particularly in China, as well as in Central and Eastern Europe.

     We believe that there will be further consolidation in the industries in which we participate, and we plan to continue to participate in a prudent way. The reasons for further consolidation include an inadequate return on capital for most companies, numerous bankruptcies, a high degree of fragmentation, the need to eliminate non-competitive capacity and more effective marketing.

Liquidity and Capital Resources

     We discuss liquidity and capital resources on a consolidated basis. Our discussion includes the sources and uses of our five operating segments and centralized corporate functions. We have a centralized treasury function and use inter-company loans to efficiently manage the short-term cash needs of our operating divisions. We invest any excess funds centrally.

     We rely upon cash flows from operating activities, and to the extent necessary, external short-term financing sources for liquidity. Our short-term financing sources include the issuance of commercial paper, sales of certain accounts receivable, short-term trade financing arrangements and borrowing under our bank credit facilities. From time to time, we have issued long-term public debt and private debt placements. Our investment grade credit ratings and general business conditions affect our access to external financing on a cost-effective basis. Depending on the price of our common stock, we may realize significant cash flows from the exercise of stock options.

     Moody’s Investors Service (P-2) and Standard & Poor’s Corporation (A-2) rate our $275 million commercial paper program in the second highest category. To support our commercial paper program, we have an unsecured, contractually committed revolving credit agreement with a group of sixteen banks. Our $275 million facility expires in August 2006. This agreement provides for borrowing in U.S. dollars with the interest rate indexed to LIBOR. The spread over LIBOR may vary between 33 basis points and 105 basis points based upon the rating of our non-credit enhanced senior unsecured long-term debt by Moody’s Investors Service and Standard & Poor’s Corporation. Actual borrowings are subject to a facility fee which may vary between 17 and 45 basis points based on the same debt ratings. In addition, if we borrow more than 33% of the authorized borrowings under the credit agreement, we will incur an additional 12.5 basis point fee on actual borrowings. No compensating balances are required. The credit agreement serves as a backup to our commercial paper program. We plan to continue our commercial paper program and the revolving credit agreements in comparable amounts to support the commercial paper program.

     Our long-term public debt was $360 million at February 29, 2004 and is investment grade rated by Standard & Poor’s Corporation (BBB) and by Moody’s Investors Service (Baa2). On November 5, 2003, Moody’s Investors Service downgraded our senior unsecured debt rating from Baa1 to Baa2, but changed its outlook from negative to stable, equal to that of Standard & Poor’s. This increased the annual facility fee on our revolving credit agreement by $137,500. While Moody’s may consider many factors in the determination of our debt ratings, the primary reasons given by Moody’s in its rating action included our level of return on assets, cumulative free cash flow and the debt and integration risks associated with our acquisition of CMCZ. We believe we will have access to the public markets for potential refinancing or the issuance of additional long-term debt. During the six months ended February 29, 2004, we purchased $90 million of our 7.20% notes otherwise due in 2005 and issued $200 million of our 5.625% notes due 2013. See Note F, Long-term Debt, to our condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus. Also, we have numerous informal, uncommitted, non-binding, short-term credit facilities available from domestic and international banks. These credit facilities are priced at bankers’ acceptance rates on a cost of funds basis.

     On March 26, 2004, we refinanced CMCZ’s notes payable with a five year term note with a group of four banks for 150 million PLN ($38.4 million) and a revolving credit facility with maximum borrowings of 60 million PLN ($15.4 million). The term note and the revolving credit facility contain certain financial covenants for CMCZ. We have not issued any guarantees for this debt. See Note F – Long-Term Debt, to the condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended February 29, 2004 incorporated by reference in this prospectus.

     In order to facilitate certain trade transactions, especially international, we utilize bank letters of credit to provide assurance of payment to our suppliers. These letters of credit may be for prompt payment or for payment at a future date conditional upon the bank finding the documentation presented to be in strict compliance with all terms and conditions of the letter of credit. Our banks issue these letters of credit under informal, uncommitted, non-binding, short-term lines of credit which are in addition to the committed revolving credit agreement. In some cases, if our suppliers choose to discount the future dated obligation we may absorb the discount cost.

     Credit ratings affect our ability to obtain short- and long-term financing and the cost of such financing. If the rating agencies were to reduce our credit ratings, we would pay higher financing costs and probably would have less availability of the informal, uncommitted facilities. In determining our credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, off balance sheet obligations and other commitments, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy, industry conditions and contingencies. Maintaining our investment grade ratings is a high priority for us.

     Certain of our financing agreements include various covenants. Our credit agreement and our accounts receivable securitization program described in “Off Balance Sheet Arrangement” below contain financial covenants which require that we (a) not permit our ratio of consolidated funded debt to total capitalization (each, as defined in the agreements) to be greater than 0.55 to 1.00 at any time and (b) not permit our ratio of consolidated EBITDA to consolidated interest expense (each, as defined in the agreements) to be less than 3.00 to 1.00 for the past four consecutive fiscal quarters. In addition, these agreements contain covenants that restrict our ability to, among other things,

•	create liens;

•	enter into transactions with affiliates;

•	sell assets;

•	in the case of some of our subsidiaries, guarantee debt; and

•	consolidate or merge.

     Our revolving credit and accounts receivable securitization agreements include ratings triggers. The triggers are solely the means to reset pricing for facility fees and any borrowings or fundings.

     The indenture governing our 7.20% notes due 2005, 6.80% notes due 2007, 6.75% notes due 2009 and the notes contains restrictions on our ability to create liens, sell assets, enter into sale and leaseback transaction, consolidate or merge and limits the ability of some of our subsidiaries to incur certain types of debt or to guarantee debt. A few of our financing agreements provide that if we default on the terms of another financing agreement, it is considered a default under these agreements. We have complied with the requirements, including the covenants of our financing agreements, as of and for the three months ended February 29, 2004. As of and for the year ended August 31, 2003, our ratio of consolidated debt to total capitalization was 0.34 to 1.00 and our ratio of consolidated EBITDA to interest expense was 7.0 to 1.00. At February 29, 2004, our ratio of consolidated debt to total capitalization was 0.41 to 1.00. Our ratio of consolidated EBITDA to interest expense for the six months ended February 29, 2004 was 8.25 to 1.00, which was approximately equal to the EBITDA ratio for the past four consecutive quarters.

     Our manufacturing and recycling businesses are capital intensive. Our capital requirements include construction, purchases of equipment and maintenance capital at existing facilities. We plan to invest in new operations, working capital to support the growth of our businesses, and pay dividends to our stockholders.

     We continue to assess alternative means of raising capital, including potential dispositions of under-performing or non-strategic assets. Any potential future major acquisitions could require additional financing from external sources such as the issuance of common or preferred stock.

     Off Balance Sheet Arrangement. For added flexibility, we may utilize a securitization program that allows us to obtain financing through sales of certain accounts receivable in an amount not to exceed $130 million and direct sales of accounts receivable. We may continually sell accounts receivable on an ongoing basis to replace those receivables that have been collected from our customers. See Note D – Sales of Accounts Receivable, to the condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus. The securitization program contains certain cross-default provisions whereby a termination event could occur should we default under another credit arrangement. On April 22, 2004, the program was amended. As a result of the amendment, a different termination event based on our credit ratings that had been included in the program, was eliminated. We use the securitization program as a source of funding that is not reliant on either our short-term commercial paper program or our revolving credit facility. As such, we do not believe that any reductions in the capacity or termination of the securitization program would materially impact our financial position, cash flows or liquidity because we have access to other sources of external funding.

     Cash Flows. Our cash flows from operating activities primarily result from sales of steel and related products, and to a lesser extent, sales of nonferrous metal products. We also sell and rent construction-related products and accessories. We have a diverse and generally stable customer base. We use futures or forward contracts as needed to mitigate the risks from fluctuations in foreign currency exchange rates and metals commodity prices. See Note H, Derivatives and Risk Management, to our condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus.

     The volume and pricing of orders from our U.S. customers in the construction sector affects our cash flows from operating activities. The pace of economic expansion and retraction of major industrialized markets outside of the United States also significantly affects our cash flows from operating activities. The weather can influence the volume of products we ship in any given period. Also, the general economy, the strength of the U.S. dollar, governmental action, and various other factors beyond our control influence our volume and prices. Periodic fluctuations in our prices and volumes can result in variations in cash flows from operations. Despite these fluctuations, we have historically relied on operating activities as a steady source of cash.

     We used $80.7 million of net cash flows in our operating activities for the six months ended February 29, 2004 as compared to the $52.7 million of net cash flows used by our operating activities for the six months ended February 28, 2003. Net earnings were $28.6 million higher for the six months ended February 29, 2004 as compared to 2003. However, net working capital increased by $70 million to $483 million at February 29, 2004 from $399 million at August 31, 2003, excluding the effect of our acquisitions of CMCZ and Lofland. Accounts receivable (excluding CMCZ and Lofland) increased $143 million. Although accounts receivable increased in all segments primarily due to higher selling prices and shipments, the majority of the increases were in recycling and marketing and distribution. Inventories increased $142 million due to higher purchase costs, higher quantities in anticipation of increased sales, goods in transit and foreign currency fluctuations primarily in Australia. The majority of the increase was in our marketing and distribution, domestic mills and fabrication segments.

     The decrease in net cash flows from operating activities during the years ended August 31, 2003, 2002, and 2001 primarily resulted from increases in working capital, as a result of increased accounts receivable and inventories. Net sales in the fourth quarter of each respective year were significantly higher than in the fourth quarter of the previous year, resulting in more accounts receivable at year end. Also, in 2001, additional cash flows were generated from the accounts receivable securitization program which we implemented in June 2001. Inventories increased in 2003 and 2002 primarily due to higher costs and higher inventory quantities at the minimills. Steel fabrication and post inventory quantities increased as well. Marketing and distribution inventories increased due to shipments in transit and customer delays. For the year ended August 31, 2001, inventories decreased due to management’s emphasis on improving cash flows and reducing long-term debt. Accounts payable in 2002 increased due to higher inventory purchases and extended terms with certain vendors.

     Excluding the acquisitions of Lofland and CMCZ, we invested $14.6 million in property, plant and equipment during the six months ended February 29, 2004, which was less than during 2003. We expect our capital spending for fiscal 2004 to be $61 million, excluding our acquisitions of CMCZ and Lofland. We assess our capital spending each quarter and reevaluate our requirements based upon current and expected results.

     In November 2003, we issued $200 million of long-term notes due in 2013. The proceeds from that offering were used to purchase $90 million of our notes otherwise due in 2005, and finance our purchases of CMCZ and Lofland.

     At February 29, 2004, 28,825,642 common shares were issued and outstanding, with 3,439,524 held in our treasury. During the six months ended February 29, 2004, we received $12.9 million from stock issued under our employee incentive and stock purchase plans as compared to $4.5 million for the same period in 2003. We paid dividends of $4.5 million during the six months ended February 29, 2004, approximately the same amount as we paid during the same period in 2003. We purchased no shares of our common stock during the six months ended February 29, 2004.

     For the twelve months following February 29, 2004, our long-term debt principal repayment requirements will be minimal, as the earliest maturity of principal is for $10 million to be paid in July 2005. Our $9 million short-term trade financing arrangement will be self-liquidating with cash flows from our operating activities. Although our cash flows from operations were negative during the six months ended February 29, 2004, we believe that cash flows from operations will provide more liquidity during the second half of 2004 as scrap purchase prices moderate and our selling price increases for our domestic mill and fabrication segments are fully realized. In addition, at February 29, 2004, we had $75 million and $255 million unused capacity under our accounts receivable securitization and commercial paper programs, respectively. Therefore, we believe that we have sufficient liquidity to enable us to meet our contractual obligations of $79 million over the next twelve months, the majority of which are costs associated with normal revenue-producing activities, and to make our planned capital expenditures of $61 million for fiscal 2004.

Contractual Obligations

     The following table represents our contractual obligations as of February 29, 2004 (dollars in thousands):

		Payments Due Within *
			2-3	4-5	After
	Total	1 Year	Years	Years	5 Years
Contractual Obligations:
Long-term Debt (1)	$363,706	$804	$11,191	$51,639	$300,072
Interest	159,451	22,263	43,193	37,717	56,278
Operating Leases (2)	51,969	10,996	13,457	7,434	20,082
Unconditional Purchase Obligations (3)	210,447	45,076	90,109	61,191	14,071

Total Contractual Cash Obligations	$785,573	$79,139	$157,950	$157,981	$390,503

*     Cash obligations herein are not discounted.

(1)     Total amounts are included in the February 29, 2004 condensed consolidated balance sheet. See Note F – Long-Term Debt, to the condensed consolidated financial statements for the three months ended

          February 29, 2004 incorporated by reference in this prospectus.

(2)     Includes minimum lease payment obligations for noncancelable equipment and real-estate leases in effect as of February 29, 2004.

(3)     About 78% of these purchase obligations are for inventory items to be sold in the ordinary course of business; most of the remainder are for supplies associated with normal revenue-producing activities.

Other Commercial Commitments

     We maintain stand-by letters of credit to provide support for certain transactions that our customers and suppliers request. At February 29, 2004, we had committed $24.4 million under these arrangements. All of the commitments expire within one year.

     At the request of a customer and its surety bond issuer, we have agreed to indemnify the surety against all costs the surety may incur should our customer fail to perform its obligations under construction contracts covered by payment and performance bonds issued by the surety. We are the customer’s primary supplier of steel, and steel is a substantial portion of our customer’s cost to perform the contracts. We believe we have adequate controls to monitor the customer’s performance under the contracts including payment for the steel we supply. As of February 29, 2004, the surety had issued bonds in the total amount (without reduction for the work performed to date) of $10.0 million which are subject to our guaranty obligation under the indemnity agreement.

Contingencies

     In the ordinary course of conducting our business, we become involved in litigation, administrative proceedings, government investigations including environmental matters, and contract disputes. We may incur settlements, fines, penalties or judgments because of some of these matters. While we are unable to estimate precisely the ultimate dollar amount of exposure or loss in connection with these matters, we make accruals we deem necessary. The amounts we accrue could vary substantially from amounts we pay due to several factors including the following: evolving remediation technology, changing regulations, possible third-party contributions, the inherent shortcomings of the estimation process, and the uncertainties involved in litigation. Accordingly, we cannot always estimate a meaningful range of possible exposure. We believe that we have adequately provided in our financial statements for the estimable potential impact of these contingencies. We also believe that the outcomes will not significantly affect the long-term results of operations or our financial position. However, they may have a material impact on earnings for a particular period.

     Construction Contract Disputes. See Note 9, Commitments and Contingencies, to our consolidated financial statements for the year ended August 31, 2003 incorporated by reference in this prospectus.

Environmental and Other Matters

     General. We are subject to federal, state and local pollution control laws and regulations. We anticipate that compliance with these laws and regulations will involve continuing capital expenditures and operating costs.

     Our original business and one of our core businesses for over eight decades is metals recycling. In the present era of conservation of natural resources and ecological concerns, we are committed to sound ecological and business conduct. Certain governmental regulations regarding environmental concerns, however well intentioned, are contrary to the goal of greater recycling. Such regulations expose us and the industry to potentially significant risks.

     We believe that recycled materials are commodities that are diverted by recyclers, such as us, from the solid waste streams because of their inherent value. Commodities are materials that are purchased and sold in public and private markets and commodities exchanges every day around the world. They are identified, purchased, sorted, processed and sold in accordance with carefully established industry specifications.

     Environmental agencies at various federal and state levels classify certain recycled materials as hazardous substances and subject recyclers to material remediation costs, fines and penalties. Taken to extremes, such actions could cripple the recycling industry and undermine any national goal of material conservation. Enforcement, interpretation, and litigation involving these regulations are not well developed.

     Solid and Hazardous Waste. We currently own or lease, and in the past owned or leased, properties that have been used in our operations. Although we used operating and disposal practices that were standard in the industry at the time, wastes may have been disposed or released on or under the properties or on or under locations where such wastes have been taken for disposal. We are currently involved in the investigation and remediation of several such properties. State and federal laws applicable to wastes and contaminated properties have gradually become stricter over time. Under new laws, we could be required to remediate properties impacted by previously disposed wastes. We have been named as a potentially responsible party at a number of contaminated sites.

     We generate wastes, including hazardous wastes, that are subject to the federal Resource Conservation and Recovery Act (“RCRA”) and comparable state and/or local statutes where we operate. These statutes, regulations and laws may have limited disposal options for certain wastes.

     Superfund. The U.S. Environmental Protection Agency, or EPA, or an equivalent state agency notified us that we are considered a potentially responsible party, or PRP, at fourteen sites, none owned by us. We may be obligated under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, or CERCLA, or a similar state statute to conduct remedial investigation, feasibility studies, remediation and/or removal of alleged releases of hazardous substances or to reimburse the EPA for such activities. We are involved in litigation or administrative proceedings with regard to several of these sites in which we are contesting, or at the appropriate time we may contest, our liability at the sites. In addition, we have received information requests with regard to other sites which may be under consideration by the EPA as potential CERCLA sites.

     Because of the various factors including the ambiguity of the regulations, the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and cleanup costs and the extended time periods over which such costs may be incurred, we cannot reasonably estimate our ultimate costs of compliance with CERCLA. At August 31, 2003, based on currently available information, which is in many cases preliminary and incomplete, we believe that our aggregate liability for cleanup and remediation costs in connection with seven of the fourteen sites will be between $221 thousand and $1.2 million. We have accrued for these liabilities based upon our best estimates. We are not able to estimate the possible range of loss on the other seven sites. The amounts paid and the expenses incurred on these fourteen sites for the year ended August 31, 2003 were not material. Historically the amounts that we have ultimately paid for such remediation activities have not been material.

     Clean Water Act. The Clean Water Act (“CWA”) imposes restrictions and strict controls regarding the discharge of wastes into waters of the United States, a term broadly defined. These controls have become more stringent over time and it is probable that additional restrictions will be imposed in the future. Permits must generally be obtained to discharge pollutants into federal waters; comparable permits may be required at the state level. The CWA and many state agencies provide for civil, criminal and administrative penalties for unauthorized discharges of pollutants. In addition, the EPA has promulgated regulations that may require us to obtain permits to discharge storm water runoff. In the event of an unauthorized discharge, we may be liable for penalties and costs.

     Clean Air Act. Our operations are subject to regulations at the federal, state and local level for the control of emissions from sources of air pollution. New and modified sources of air pollutants are often required to obtain permits prior to commencing construction, modification and/or operations. Major sources of air pollutants are subject to more stringent requirements, including the potential need for additional permits and to increased scrutiny in the context of enforcement. The EPA has been implementing its stationary emission control program through expanded enforcement of the New Source Review Program. Under this program, new or modified sources are required to construct what is referred to as the Best Available Control Technology. Additionally, the EPA is implementing new, more stringent standards for ozone and fine particulate matter. The EPA recently has promulgated new national emission standards for hazardous air pollutants for steel mills which will require all major sources in this category to meet the standards by reflecting application of maximum achievable control technology. Compliance with the new standards could require additional expenditures.

     In fiscal 2003, we incurred environmental expense of $11.8 million. This expense included the cost of environmental personnel at various divisions, permit and license fees, accruals and payments for studies, tests, assessments, remediation, consultant fees, baghouse dust removal and various other expenses. Approximately $4.2 million of our capital expenditures for 2003 related to costs directly associated with environmental compliance. At August 31, 2003, $2.9 million was accrued for environmental liabilities of which $1.3 million is classified as other long-term liabilities.

Dividends

     We have paid quarterly cash dividends in each of the past 40 consecutive years. We paid dividends in the six months ended February 29, 2004 and for the year ended August 31, 2003 at the rate of 8 cents per share each quarter.

COMPANY OVERVIEW

     We manufacture, recycle, market and distribute steel and metal products and related materials and services through a network of locations located throughout the United States and internationally. Steel products represent over 60% of our net sales for the year ended August 31, 2003. We consider our business to be organized into five segments: domestic mills, CMCZ (acquired December 2003), fabrication, recycling, and marketing and distribution. During the fiscal year ended August 31, 2003, we derived approximately 34% of our adjusted operating profit from our domestic mills segment, approximately 1% from our fabrication segment, approximately 27% from our recycling segment and approximately 38% from our marketing and distribution segment. Also, see Note J, Business Segments, to our condensed consolidated financial statements for the three months ended February 29, 2004 incorporated by reference in this prospectus.

     Domestic Mills Segment

     Our steel manufacturing capacity is approximately 2.3 million tons, and we produce reinforcing bars, light and mid-size structurals, angles, channels, beams, special bar quality rounds and flats, squares and special sections used in the construction, manufacturing, steel fabrication, warehousing and original equipment manufacturing industries. For a discussion of certain risks affecting our manufacturing business, see “Risk Factors-Risks Related to Our Industry.” Our copper tube mill has approximately 80.0 million pounds of capacity and manufactures copper water, air conditioning and refrigeration tubing.

     CMCZ

     Our minimill in Zawiercie, Poland is similar to our domestic mills with total annual capacity of over 1 million metric tons consisting of reinforcing bar (rebar) and wire rod products as well as merchant bar. With this acquisition in December 2003, we have become a significant manufacturer of rebar and wire rod in a key Central European market.

     Fabrication Segment

     Our steel fabrication capacity is approximately 1.1 million tons. We operate facilities that fabricate reinforcing and structural steel, manufacture joints, manufacture fence posts, sell construction related products and provide other products and services.

     Recycling Segment

     Our recycling segment is one of the largest processors of scrap nonferrous metals and a major regional processor of ferrous metals in the Southeastern and Southwestern United States. Our recycling plants processed and shipped approximately 1.9 million tons of scrap metal in the year ended August 31, 2003, not including 900,000 tons processed by the manufacturing segment’s plants. Recycling metals provides substantial savings in energy compared to producing metal from virgin raw materials. The recycling segment operates 34 secondary metal processing facilities in addition to the ten recycling facilities operated by our steel group as a part of our manufacturing segment.

     Marketing and Distribution Segment

     Our marketing and distribution segment buys and sells primary and secondary metals, fabricated metals and other industrial products through a global network of offices which also provide technical information, financing, chartering of vessels, storage, insurance and hedging for our customers. Although we do engage in hedging transactions to mitigate the risks associated with certain transactions, we do not, as a matter of policy, speculate on changes in the commodities markets. This segment sold approximately 2.1 million tons of steel products during the year ended August 31, 2003.

DESCRIPTION OF NOTES

     We issued the old notes, and will issue the new notes, under the Indenture, dated as of July 31, 1995 (the “Original Indenture Date”), between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank (successor to The Chase Manhattan Bank, N.A.)), as Trustee (the “Trustee”), as supplemented by the Supplemental Indenture, dated as of November 12, 2003 (as so supplemented, the “Indenture”). The new notes will evidence the same debt as the old notes, and the new notes and the old notes will be treated as a single class of debt securities under the Indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939. The Company has in the past issued, and may from time to time in the future issue, additional series of debt securities under the Indenture. Such other debt securities may have terms and conditions that are different from the terms and conditions of the notes.

     The following description is only a summary of the material provisions of the Indenture and the notes. We urge you to read the entire Indenture. You may request copies of the Indenture at our address set forth under the heading “Incorporation By Reference.” Capitalized terms not otherwise defined herein shall have the respective meanings given to them in the Indenture. In this description, the words “Company,” “we,” “us” and “our” refer only to Commercial Metals Company and not to any of its subsidiaries. In addition, the old notes are subject to restrictions on transfer as described more fully in the Indenture.

Title

     5.625% Senior Notes due 2013.

Principal Amount of Notes

     We will issue up to an aggregate principal amount of $200,000,000 of new notes in the exchange offer. We will issue the new notes in integral multiples of $1,000, through the facilities of The Depository Trust Company, and sales in book-entry form may be effected only through a participating member of DTC. See “Book-Entry System.” We may from time to time, without notice to or the consent of the noteholders, increase the aggregate principal amount of our debt under the Indenture by creating and issuing further notes under the Indenture on the same terms and conditions as the notes being offered hereby, except for issue date, issue price, preissuance accrued interest and first interest payment date. Any further notes will be consolidated and form a single series with the notes and will have the same terms as to status, redemption or otherwise as the notes. Any further notes will be issued by or pursuant to a resolution of our Board of Directors or a supplement to the Indenture.

Maturity of Notes

     The notes will mature on November 15, 2013.

Interest Rate on Notes

     The interest rate on the notes is 5.625% per annum, computed on the basis of a 360-day year consisting of twelve 30-day months.

Date Interest Begins to Accrue on New Notes

     Interest on the new notes will accrue from the date of original issuance.

Interest Payment Dates

     We will pay interest on the notes semi-annually on each May 15 and November 15 (each an “Interest Payment Date”). Interest payable on each Interest Payment Date will include interest accrued from and including the date of original issuance, or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, to but excluding the applicable Interest Payment Date.

First Interest Payment Date

     The first interest payment date for the notes will be May 15, 2004.

Regular Record Dates for Interest

     We will pay interest payable on any Interest Payment Date to the person in whose name a note is registered at the close of business on May 1 or November 1, as the case may be, next preceding such Interest Payment Date.

Paying Agent

     The Trustee will initially be the securities registrar and paying agent and will act as such only at its offices in New York, New York. We may at any time designate additional paying agents or rescind the designations or approve a change in the offices where they act.

Ranking

     The notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior unsecured indebtedness. The notes rank junior to any of our secured debt to the extent of the assets securing such debt and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries, including trade payables.

Optional Redemption

     The notes are redeemable in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; or

•	the sum of the present values, calculated as of the redemption date, of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the then current Treasury Rate plus 20 basis points.

plus, in each case, we will pay accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

     “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term (“Remaining Life”) of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time.

     “Reference Treasury Dealer” means each of Goldman, Sachs & Co. and Banc of America Securities LLC and their respective successors, and two other firms that are primary U.S. Government securities dealers (each a “Primary Treasury Dealer”) which we specify from time to time; provided, however, that if any of them ceases to be a Primary Treasury Dealer, we will substitute another Primary Treasury Dealer.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., Eastern Standard time, on the third business day preceding such redemption date.

     “Treasury Rate” means, with respect to any redemption date, the rate per year equal to: (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that, if no maturity is within three months before or after the Remaining Life of the notes to be redeemed, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month, or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

     Notice of redemption will be mailed at least 30 but not more than 60 days before the redemption date to each holder of record of the notes to be redeemed at its registered address. The notice of redemption for the notes will state, among other things, the amount of notes to be redeemed, the redemption date, the manner of calculation of the redemption price and the place or places that payment will be made upon presentation and surrender of notes to be redeemed. Unless we default in the payment of the redemption price, interest will cease to accrue on any notes that have been called for redemption at the redemption date.

Limitation on Liens

     The Indenture provides that we may not, and may not permit any Principal Subsidiary to, incur or suffer to exist any Lien upon any Principal Property, or upon any shares of stock of any Principal

Subsidiary, whether such Principal Property or shares were owned as of the Original Indenture Date or thereafter acquired, to secure any Debt without making, or causing such Principal Subsidiary to make, effective provision for securing the notes and other debt securities issued under the Indenture equally and ratably with, or prior to, such Debt, unless after giving effect thereto, the sum of the following:

(A)	the principal amount of Debt secured by all Liens incurred after the Original Indenture Date and otherwise prohibited by the Indenture as in effect with respect to the notes or any other debt securities of the Company issued under the Indenture; and

(B)	the Attributable Debt of all Sale and Leaseback Transactions entered into after the Original Indenture Date and otherwise prohibited by the Indenture as in effect with respect to the notes or any other debt securities of the Company issued under the Indenture does not exceed 10% of Consolidated Net Tangible Assets.

     The foregoing restrictions will not apply to Liens existing at the Original Indenture Date or to the following:

(1)	Liens securing only debt securities issued under the Indenture;

(2)	Liens in favor of only the Company;

(3)	Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Principal Subsidiary but only to the extent such Liens cover such property;

(4)	Liens on property existing immediately prior to the time of acquisition thereof and not in anticipation of the financing of such acquisition;

(5)	any Lien upon a Principal Property, including any property that becomes a Principal Property after acquisition thereof, to secure Debt incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement thereof incurred within six months after the later of the purchase thereof and the completion of construction or improvements thereon;

(6)	Liens to secure Debt incurred to extend, renew, refinance or refund Debt secured by any Lien referred to in the foregoing clauses (1) to (5); and

(7)	any Lien securing Debt we owe to a wholly owned Principal Subsidiary.

     “Attributable Debt” means the present value (discounted at the per annum rate of interest publicly announced by Bank of America National Trust & Savings Association as its “Reference Rate” or “Prime Rate”, provided, that if Bank of America National Trust & Savings Association is no longer announcing a Reference Rate or Prime Rate, the per annum rate of interest shall be the Prime Rate most recently published in The Wall Street Journal, in either case compounded monthly) of the obligations for rental payments required to be paid during the remaining term of any lease of more than 12 months.

     “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of, or other indebtedness arrangements conveying the right to use, real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles. The stated maturity of such obligation, as of any date (the “measurement date”), shall be the date of the last payment of rent or any other amount due under such lease prior to the first date after the measurement date upon which such lease may be terminated by the lessee, at its sole option, without payment of a penalty.

     “Consolidated Net Tangible Assets” means the net book value of all assets of the Company and its Consolidated Subsidiaries, excluding any amounts carried as assets for shares of capital stock held in treasury, debt discount and expense, goodwill, patents, trademarks and other intangible assets, less all liabilities of the Company and its Consolidated Subsidiaries (except Funded Debt, minority interests in Consolidated Subsidiaries, deferred taxes and general contingency reserves of the Company and its Consolidated Subsidiaries), which in each case would be included on a consolidated balance sheet of the Company and its Consolidated Subsidiaries as of the date of determination, all as determined on a consolidated basis in accordance with generally accepted accounting principles.

     “Consolidated Tangible Net Worth” means the total stockholders’ equity of the Company and its Consolidated Subsidiaries, calculated in accordance with generally accepted accounting principles and reflected on the most recent balance sheet of the Company, excluding any amounts carried as assets for shares of capital stock held in treasury, debt discount and expense, goodwill, patents, trademarks and other intangible assets.

     “Debt” means, without duplication, with respect to any Person the following:

(1)	every obligation of such Person for money borrowed;

(2)	every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person; and

(4)	every obligation of the type referred to in clauses (1) through (3) of another Person the payment of which such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise, but only, in the case of clause (4), to the extent such Person has guaranteed or is responsible or liable for such obligations.

     “Funded Debt” means the following:

(1)	all Debt of the Company and each Principal Subsidiary maturing on, or renewable or extendable at the option of the obligor to, a date more than one year from the date of the determination thereof;

(2)	Capital Lease Obligations payable on a date more than one year from the date of the determination thereof;

(3)	guarantees, direct or indirect, and other contingent obligations of the Company and each Principal Subsidiary in respect of, or to purchase or otherwise acquire or be responsible or liable for, through the investment of funds or otherwise, any obligations of the type described in the foregoing clauses (1) or (2) of others, but not including contingent liabilities on customers’ receivables sold with recourse; and

(4)	amendments, renewals, extensions and refundings of any obligations of the type described in the foregoing clauses (1), (2) or (3).

     “Lien” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or other security arrangement of any kind or nature whatsoever on or with respect to such property or assets, including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

     “Principal Property” means any facility, together with the land on which it is erected and fixtures comprising a part thereof, used primarily for manufacturing, processing, research, warehousing or distribution, owned or leased by the Company or a Subsidiary of the Company and having a net book value in excess of 3% of Consolidated Net Tangible Assets, other than any such facility or portion thereof which is a pollution control facility financed by state or local government obligations or is not of material importance to the total business conducted or assets owned by the Company and its Subsidiaries as an entirety, or any assets or properties acquired with Net Available Proceeds (defined below) from a Sale and Leaseback Transaction that are irrevocably designated by the Company or a Subsidiary as a Principal Property, which designation shall be made in writing to the Trustee.

     “Principal Subsidiary” means any Subsidiary of the Company that owns or leases a Principal Property or owns or controls stock which under ordinary circumstances has the voting power to elect a majority of the Board of Directors of a Principal Subsidiary.

     “Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any Principal Property that within 12 months of the start of such lease and after the Reference Date, has been or is being sold, conveyed, transferred or otherwise disposed of by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property. The term of such arrangement, as of any date (the “measurement date”), shall end on the date of the last payment of rent or any other amount due under such arrangement on or prior to the first date after the measurement date on which such arrangement may be terminated by the lessee, at its sole option, without payment of a penalty. “Sale Transaction” means any such sale, conveyance, transfer or other disposition. The “Reference Date” means, for any property that becomes a Principal Property, the last day of the sixth month after the date of the acquisition, completion of construction and commencement of operation of such property.

     “Subsidiary of the Company” means any corporation of which the Company directly or indirectly owns or controls stock which under ordinary circumstances, not dependent upon the happening of a contingency, has the voting power to elect a majority of the board of directors of such corporation.

Limitation on Funded Debt of Principal Subsidiaries

     The Indenture provides that we will not permit any Principal Subsidiary to incur or assume, directly or indirectly, any Funded Debt unless immediately after giving effect thereto and the receipt and application of the proceeds thereof, the aggregate principal amount of all outstanding Funded Debt of all Principal Subsidiaries other than Funded Debt owed to us or another directly or indirectly wholly-owned Subsidiary does not exceed 30% of Consolidated Tangible Net Worth. The provisions of this limitation will not prevent the following:

(1)	any Funded Debt of a Principal Subsidiary owed to us or another Principal Subsidiary;

(2)	any Funded Debt from a mortgage permitted under the provisions described in clauses (1) through (7) in the second paragraph under “—Limitation on Liens”; or

(3)	any extension, renewal or refunding in whole or in part, without increase in amount, of any Funded Debt (a) of a Principal Subsidiary as aforementioned, (b) of a Principal Subsidiary outstanding at the Original Indenture Date or (c) of any corporation outstanding at the time it becomes a Principal Subsidiary.

Limitation on Sale and Leaseback Transactions

     Neither the Company nor any Principal Subsidiary may enter into any Sale and Leaseback Transaction unless:

(1)	the Company or such Principal Subsidiary could incur a mortgage on such property under the restrictions described above under “Limitations on Liens” in an amount equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without equally and ratably securing the notes; or

(2)	the Company or a Principal Subsidiary, within 270 days, applies the Net Available Proceeds from the Sale and Leaseback Transaction to any combination of the following:

(a)	the retirement of its Funded Debt;

(b)	the purchase of other property or assets which will (I) constitute Principal Property and (II) have an aggregate value of at least the consideration paid for such property or assets; or

(c)	Capital Expenditures with respect to any existing Principal Property, subject to credits for certain voluntary retirements of Funded Debt.

This restriction will not apply to any Sale and Leaseback Transaction involving the taking back of a lease for a period of less than three years.

     “Net Available Proceeds” from any Sale and Leaseback Transaction by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiree of indebtedness or obligations relating to the properties or assets that are the subject of such Sale and Leaseback Transaction or received in any other noncash form) therefrom by such Person, net of the following:

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Sale and Leaseback Transaction;

(2)	all payments made by such Person or its subsidiaries on any indebtedness which is secured in whole or in part by any such properties and assets in accordance with the terms of any Lien upon or with respect to any such properties and assets or which must, by the terms of such Lien or in order to obtain a necessary consent to such Sale and Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale and Leaseback Transaction; and

(3)	all distributions and other payments made to minority interest holders in subsidiaries of such Person or joint ventures as a result of such Sale and Leaseback Transaction.

Restrictions on Merger and Sale of Assets

     The Indenture provides that we may not consolidate with or merge into any other Person or convey, transfer or lease our properties and assets substantially as an entirety to any Person, and we may not permit any Person to consolidate with or merge into us or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

(1)	the Person, if other than the Company, formed by such consolidation or into which we are merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety shall expressly assume the due and punctual payment of the principal of and interest on all the notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed;

(2)	immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation or an obligation of any Principal Subsidiary as a result of such transaction as having been incurred by us or such Principal Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or lapse of time or both, would become an Event of Default under the Indenture, shall have happened and be continuing; and

(3)	if, as a result of any such transaction, property or assets of the Company or any Principal Subsidiary would become subject to a Lien which would not be permitted by the limitations on Liens contained in the Indenture, we or, if applicable, our successor, as the case may be, shall take such steps as shall be necessary to effectively secure the notes equally and ratably with, or prior to, the Debt secured by such Lien.

Events of Default

     Each of the following is an Event of Default for the notes:

(1)	failure to pay principal of, or premium, if any, on the notes when due;

(2)	failure to pay any interest on the notes when due, continued for 30 days;

(3)	failure to perform any other covenant of the Company in the Indenture, other than a covenant the performance of which is dealt with specifically elsewhere in the Indenture or which has been included in the Indenture solely for the benefit of series of debt securities other than the notes, continuing for 60 days after written notice as provided in the Indenture;

(4)	failure to pay when due, after applicable grace periods as provided in the Indenture, the principal of, or the acceleration of, any indebtedness for money borrowed by the Company or any Principal Subsidiary having an aggregate principal amount outstanding in excess of an amount equal to 3% of Consolidated Net Tangible Assets, if such indebtedness is not discharged, or such acceleration is not annulled, within ten days after written notice as provided in the Indenture; and

(5)	certain events of bankruptcy, insolvency or reorganization.

The notice referred to in clauses (3) and (4) may be given by the Trustee under the Indenture or by the holders of at least 25% in aggregate principal amount of the Outstanding notes. In case an Event of Default under the Indenture occurs and is continuing, then, subject to the provisions of the Indenture and the Trust Indenture Act relating to the duties of the Trustee under the Indenture, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the noteholders, unless the noteholders shall have offered to the Trustee reasonable indemnity. The holders of a majority in aggregate principal amount of the notes Outstanding shall have the right, subject to such provisions for indemnification of the Trustee to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture or exercising any trust or power conferred on the Trustee with respect to the notes.

     If an Event of Default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of the notes Outstanding may, by a notice in writing to us, and to the Trustee if given by noteholders, declare to be due and payable immediately the principal amount of the notes. However, at any time after such a declaration of acceleration of the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in the principal amount of the notes Outstanding may, subject to certain conditions, rescind and annul such acceleration. For information as to waiver of defaults, see “—Modification and Waiver” herein.

     No holder of any notes will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder of notes shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the notes Outstanding shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the notes Outstanding a direction inconsistent with such request and failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of notes for enforcement of payment of the principal of, and premium, if any, and any interest on the notes on or after the respective due dates expressed in the notes.

     We will be required to furnish to the Trustee annually a statement as to whether we are in default in the performance and observance of any of the terms, provisions and conditions of the Indenture. The Indenture provides that the Trustee may withhold notice to the noteholders of any default, except in payment of principal, any premium or interest, if it considers it in the interest of the noteholders to do so.

Modification and Waiver

     Together with the Trustee, we may modify the Indenture without the consent of the noteholders for limited purposes, including but not limited to adding to our covenants or events of default, securing the notes, establishing terms of additional notes, appointing a substitute trustee, curing ambiguities and making other changes that do not adversely affect the rights of the noteholders in any material respect. In addition, we and the Trustee may make modifications and amendments to the Indenture with the consent of the holders of a majority in aggregate principal amount of the Outstanding debt securities of each series of notes affected by such modification; provided, however, that no such modification or amendment may, without the consent of the holder of each such Outstanding debt security affected thereby,

(1)	change the stated maturity of the principal of, or any installment of principal or interest on any note,

(2)	reduce the principal amount of or the rate of interest or the premium, if any, on any note,

(3)	change the place or currency of payment of principal of or interest or the premium, if any, on any note,

(4)	impair the right to institute suit for the enforcement of any payment with respect to the notes on or after the stated maturity thereof,

(5)	reduce the above-stated percentage in principal amount of Outstanding notes the consent of whose holders is required for any such supplemental indenture or

(6)	reduce the above-stated percentage of Outstanding notes the consent of whose holders is required for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults thereunder.

     We may, in the circumstances permitted by the Trust Indenture Act, set any day as the record date for the purpose of determining the noteholders entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action as provided or permitted by the Indenture.

     The holders of a majority in aggregate principal amount of the notes Outstanding may on behalf of the holders of all notes waive, insofar as the notes are concerned (but not as to any other series of debt securities issued under the Indenture) compliance by the Company with the covenants limiting Liens and Sale and Leaseback Transactions contained in the Indenture. The holders of a majority in aggregate principal amount of the notes Outstanding may on behalf of the holders of all notes waive any past default under the Indenture except a default in the payment of the principal of, or premium, if any, or any interest on the notes or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each Outstanding note affected.

     For purposes of the Indenture, the notes “Outstanding” thereunder are deemed to exclude those held by Persons that control, are controlled by or are under common control with the Company, provided that any Person who does not own, directly or indirectly, more than 5% of the outstanding voting securities of the Company will not be deemed to control the Company.

Defeasance

     Defeasance and Discharge. The Indenture provides that the Company may elect to deposit or cause to be deposited with the Trustee as trust funds in trust, for the benefit of the holders of Outstanding notes, money and/or U.S. Government Obligations sufficient to pay and discharge the principal of, and premium, if any, and any interest on and any mandatory sinking fund payments in respect of the notes on the stated maturity of such payments in accordance with the terms of the Indenture and the notes, and thereby be discharged from its obligations with respect to Outstanding notes (hereinafter called “Defeasance”) on and after the date that, among other things, the Company provides to the Trustee certain evidence that (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (2) there has been a change in the applicable Federal income tax law, in each case to the effect that the noteholders will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur. For this purpose, such Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by such Outstanding notes and to have satisfied all its other obligations under the notes and the Indenture insofar as the notes are concerned, except for certain continuing administrative responsibilities. In the event of any such Defeasance, noteholders would be able to look only to such trust for payment of principal of, and premium, if any, and any interest on and any mandatory sinking fund payments in respect of the notes.

     Covenant Defeasance. The Indenture provides that the Company may elect to deposit or cause to be deposited with the Trustee as trust funds in trust, for the benefit of the holders of Outstanding notes, money and/or U.S. Government Obligations sufficient to pay and discharge the principal, and premium, if any, of and any interest on and any mandatory sinking fund payments in respect of the notes on the stated

maturity of such payments in accordance with the terms of the Indenture and such notes, and thereby (1) be released from its obligations with respect to the notes under certain covenants in the Indenture, including the covenants relating to maintenance of properties, payment of taxes and other claims, limitation on Liens, limitation on Sale and Leaseback Transactions, and Merger and (2) have the occurrence of certain defaults in performance, or breach, of covenants and warranties under the Indenture and defaults under other obligations of the Company not be deemed to be or result in an Event of Default, in each case with respect to the Outstanding notes (hereinafter called “Covenant Defeasance”), on and after the date that, among other things, the Company provides to the Trustee certain evidence that the holders of Outstanding notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to the notes and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur. For this purpose, such Covenant Defeasance means that the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Indenture provision, whether directly or indirectly by reason of any reference elsewhere in the Indenture to any such provision or by reason of any reference in any such provision to any other provision of the Indenture or in any other document, but the remainder of the Indenture and the notes shall be unaffected thereby. The obligations of the Company under the Indenture and the notes other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect.

     The term “U.S. Government Obligations” means any security that is a direct obligation, or is subject to an unconditional guarantee, of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Book-Entry System

     The new notes will be evidenced by global securities, which will be deposited on behalf of DTC and registered in the name of a nominee of DTC.

     The global securities are in this prospectus sometimes referred to individually as a “global security” and collectively as the “global securities.” Except as set forth below, the record ownership of the global securities may be transferred, in whole or in part, only to DTC, another nominee of DTC or to a successor of DTC or its nominee.

     Except under circumstances described below, the new notes will not be issued in definitive form. See “—Certificated Securities.” Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons participating in the exchange offer with the respective principal amounts of the new notes represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Owners of beneficial interests in the new notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security. DTC will have no knowledge of the actual beneficial owners of the global securities; DTC’s records reflect only the identity of the participants to whose accounts such global securities are credited, which may or may not be the beneficial owners of the global securities. The participants will remain responsible for keeping account of their holdings on behalf of their customers. Conveyance of notices and other communications by DTC to participants and by participants to the beneficial owners of the global securities will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Persons participating in the exchange offer may hold their interest in the global securities directly through DTC if they are DTC participants, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

     So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by that global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have new notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of new notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial owners will not be holders and will not be entitled to any rights provided to the noteholders under the global securities or the Indenture. Principal payments, interest payments and liquidated damage payments, if any, on new notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. None of Commercial Metals Company, the Trustee or the registrar for the new notes will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     Payments of principal and interest to DTC will be the responsibility of the Company or the Trustee. The disbursement of such payments to participants shall be the responsibility of DTC. We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants and not DTC, the Company or the Trustee, subject to any statutory or regulatory requirements as may be in effect from time to time.

     If we redeem less than all of the global security, we have been advised that it is DTC’s practice to determine by lot the amount of the interest of each participant in the global security to be redeemed.

     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc.

     DTC holds securities deposited with it by its participants and facilitates the settlement of transactions among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. We are not responsible for ensuring that DTC complies with its procedures.

Certificated Securities

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days or if an event of default will occur under the Indenture, we will issue new notes in definitive form in exchange for the entire global security for the new notes. In addition, we may at any time and in our sole discretion determine not to have new notes represented by a global security and, in such event, will issue new notes in definitive form in exchange for the entire global security relating to such new notes. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of new notes represented by such global security equal in principal amount to such beneficial interest and to have such new notes registered in its name. New notes so issued in definitive form will be issued as registered notes in denominations of $1,000 principal amount and integral multiples thereof, unless otherwise specified by us. The holder of a certificated new note may transfer such note by surrendering it at (1) the office or agency maintained by us for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the Trustee maintained for such purpose or (2) the office of any transfer agent we appoint.

Same-Day Settlement and Payment

     Settlement for the new notes will be made in immediately available or same-day funds. So long as the new notes are represented by the global securities, we will make all payments of principal and interest in immediately available funds.

     So long as the new notes are represented by the global securities registered in the name of DTC or its nominee, the new notes will trade in DTC’s Same-Day Funds Settlement System. DTC will require secondary market trading activity in the new notes represented by the global securities to settle in immediately available or same-day funds on trading activity in the new notes.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material United States federal income tax considerations relating to the exchange of old notes for new notes in the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions now in effect, all of which are subject to change possibly with retroactive effect. Except as specifically set forth herein, this summary deals only with notes held as capital assets within the meaning of Section 1221 of the Code. This summary does not purport to address all federal income tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks, insurance companies or other financial institutions, dealers in securities or foreign currencies, tax-exempt investors, or persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction.

     We have not sought any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. As such, there can be no assurance that the IRS will agree with such statements and conclusions. Thus, all persons that exchange old notes for new notes in the exchange offer are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

     As used herein, the term “U.S. Holder” means a beneficial owner of the notes who or that is, for U.S. federal income tax purposes, (i) a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. trustees or fiduciaries have the authority to control all substantial decisions of the trust. A Non-U.S. Holder means a holder of notes who or that is not, for U.S. federal income tax purposes, a U.S. Holder.

Consequences to U.S. Holders

     The exchange of old notes for new notes will not be treated as an exchange for federal income tax purposes, but, instead, will be treated as a “non-event” because the new notes will not be considered to differ materially in kind or extent from the old notes. As a result, no material federal income tax consequences will result to you from exchanging old notes for new notes.

Consequences to Non-U.S. Holders

     The exchange of old notes for new notes will not be treated as an exchange for federal income tax purposes, but, instead, will be treated as a “non-event” because the new notes will not be considered to differ materially in kind or extent from the old notes. As a result, no material federal income tax consequences will result to you from exchanging old notes for new notes.

PLAN OF DISTRIBUTION

     Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Broker-dealers may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities. We have agreed that after this registration statement is declared effective by the SEC and until the earlier of 180 days after the exchange offer has been completed or such time as broker-dealers no longer own any transfer restricted securities, we will make this prospectus, as amended or supplemented, available to any broker-dealer that requests it in the letter of transmittal for use in connection with any such resale.

     We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. Broker-dealers may sell new notes received by broker-dealers for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Broker-dealers may resell new notes directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities under the Securities Act.

     By its acceptance of the exchange offer, any broker-dealer that receives new notes pursuant to the exchange offer agrees to notify us before using the prospectus in connection with the sale or transfer of new notes. The broker-dealer further acknowledges and agrees that, upon receipt of notice from us of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus to make the statements in the prospectus not misleading or which may impose upon us disclosure obligations that may have a material adverse effect on us, which notice we agree to deliver promptly to the broker-dealer, the broker-dealer will suspend use of the prospectus until we have notified the broker-dealer that delivery of the prospectus may resume and have furnished copies of any amendment or supplement to the prospectus to the broker-dealer.

LEGAL MATTERS

     The validity of the new notes offered in this prospectus, the binding obligations of the Company pertaining to the new notes and certain other legal matters will be passed upon for us by Haynes and Boone, LLP.

EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedules incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended August 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

     This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the new notes, you should refer to the documents to which we refer you. Since this prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov or from our website at www.commercialmetals.com. However, the information on our website does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

     In this document, we “incorporate by reference” certain information we file with the SEC, which means that we are disclosing important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus and later information filed with the SEC will update and supersede this information. We incorporate by reference the following information that we have filed with the SEC and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus until this offering is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended August 31, 2003 (including information specifically incorporated by reference into our Form 10-K from our definitive proxy statement for our 2004 Annual Meeting of Stockholders) filed on November 24, 2003, as amended by our Form 10-K/A filed on November 26, 2003;

•	Our Quarterly Report on Form 10-Q for the quarter ended November 30, 2003, filed on January 14, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended February 29, 2004, filed on April 14, 2004; and

•	Our Current Report on Form 8-K dated June 3, 2004.

     You may request a copy of these filings at no cost, by writing or telephoning us at: Commercial Metals Company, Attention: Corporate Secretary, 6565 N. MacArthur, Suite 800, Irving, Texas 75039, telephone: (214) 689-4300.

     You should rely only on the information contained or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering the new notes in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date hereof only. Our business, financial condition, results of operations, cash flows and prospects may change after that date.

Commercial Metals Company

Offer to Exchange up to $200,000,000 of its
5.625% Senior Notes due 2013
which have been registered under the Securities Act,
for up to $200,000,000 of its outstanding
5.625% Senior Notes due 2013

PROSPECTUS

__________________, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law (“Delaware Law”) provides that a corporation may indemnify its directors, officers, employees and agents against expenses (including attorneys fees), judgments, fines and amounts paid in settlement in connection with certain actions, suits and proceedings (other than an action by or in the right of the corporation – a “derivative action”), if the person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. In the case of a criminal action, the person must have had no reasonable cause to believe his or her conduct was unlawful.

     Section 145 also provides that a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred in connection with the defense or settlement of any derivative action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation. However, indemnification in derivative actions does not extend to expenses incurred with respect to any claim, issue or matter as to which the person has been found liable for negligence or misconduct, unless the court approves the indemnification. Section 145 also permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions or other means, and to purchase indemnity insurance on behalf of its directors and officers. Indemnification is mandatory if a claim, issue or matter has been successfully defended.

     Section 102(b)(7) of the Delaware Law permits a provision in the certificate of incorporation eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for breaches of directors’ fiduciary duties.

     Our certificate of incorporation provides for indemnification of all directors, officers and agents in the manner permitted by Section 145 of Delaware Law. Our certificate of incorporation also eliminates the liability of directors to the fullest extent permitted by Delaware Law. Our directors and officers are currently covered by directors’ and officers’ liability insurance.

Item 21. Exhibits and Financial Statement Schedules.

     A list of exhibits filed with this registration statement on Form S-4 is set forth on the Exhibit Index and is incorporated in this Item 21 by reference.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 3rd day of June, 2004.

COMMERCIAL METALS COMPANY

By:	/s/ William B. Larson

Name:	William B. Larson
Title:	Vice President and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons and in the following capacities on the 3rd day of June, 2004.

Signature	Title

* Stanley A. Rabin	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ William B. Larson William B. Larson	Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Malinda G. Passmore Malinda G. Passmore	Controller (Principal Accounting Officer)

* Harold L. Adams	Director

* Moses Feldman	Director

* A. Leo Howell	Vice President and Director

Signature	Title
* Ralph E. Loewenberg	Director

* Anthony A. Massaro	Director

* Robert D. Neary	Director

* Dorothy G. Owen	Director

* Clyde P. Selig	Chief Executive Officer – CMC Steel Group and Director

* J. David Smith	Director

* Robert R. Womack	Director

*By:	/s/ David M. Sudbury
David M. Sudbury
Attorney-in-fact for each person indicated

EXHIBIT INDEX

Exhibit No.	Description
1	Purchase Agreement, dated November 7, 2003, by and among Goldman, Sachs & Co., Banc of America Securities LLC, Tokyo-Mitsubishi International plc, ABN AMRO Incorporated and Commercial Metals (Filed as Exhibit 10i(c) to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2003, and incorporated herein by reference).

2(a)	Share Purchase Agreement dated July 22, 2003 between Impexmetal, S.A. and Commercial Metals (International) AG (Filed as Exhibit 2.1 to Commercial Metals’ Form 10-Q for the quarter ended November 30, 2003 and incorporated herein by reference).

2(b)	Agreement and Plan of Merger among Commercial Metals Company, LAI Acquisition Company, Lofland Acquisition, Inc., The Lofland Company, E.F. Private Equity Partners (Americas) L.P., and the Texas Growth Fund – 1995 Trust, dated December 23, 2003 (Filed previously).

3(i)	Restated Certificate of Incorporation (Filed as Exhibit 3(i) to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

3(i)a	Certificate of Amendment of Restated Certificate of Incorporation dated February 1, 1994 (Filed as Exhibit 3(i)a to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

3(i)b	Certificate of Amendment of Restated Certificate of Incorporation dated February 17, 1995 (Filed as Exhibit 3(i)b to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

3(i)c	Certificate of Designation, Preferences and Rights of Series A Preferred Stock (Filed as Exhibit 2 to Commercial Metals’ Form 8-A filed August 3, 1999 and incorporated herein by reference).

3(i)d	Certificate of Amendment of Restated Certificate of Incorporation filed with the Delaware Secretary of State February 5, 2004 (Filed as Exhibit 3(i)d to Commercial Metals’ Form 10-Q for the quarter ended February 29, 2004, and incorporated herein by reference).

3(ii)	By-Laws (Filed as Exhibit 3(ii) to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

4(i)a	Indenture between Commercial Metals and Chase Manhattan Bank dated as of July 31, 1995 (Filed previously).

4(i)b	Rights Agreement dated July 28, 1999 by and between Commercial Metals and ChaseMellon Shareholder Services, LLC, as Rights Agent (Filed as Exhibit 1 to Commercial Metals’ Form 8-A filed August 3, 1999 and incorporated herein by reference).

4(i)c	Form of Note for Commercial Metals’ 7.20% Senior Notes due 2005 (Filed as Exhibit 4(i)c to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

Exhibit No.	Description
4(i)d	Form of Note for Commercial Metals’ 6.80% Senior Notes due 2007 (Filed as Exhibit 4(i)d to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

4(i)e	Officers’ Certificate, dated August 4, 1997, pursuant to the Indenture dated as of July 31, 1995, relating to the 6.80% Senior Notes due 2007 (Filed as Exhibit 4(i)e to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

4(i)f	Form of Note for Commercial Metals’ 6.75% Senior Notes due 2009 (Filed as Exhibit 4(i)f to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

4(i)g	Officers’ Certificate, dated February 23, 1999, pursuant to the Indenture dated as of July 31, 1995, relating to the 6.75% Senior Notes due 2009 (Filed as Exhibit 4(i)g to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2002 and incorporated herein by reference).

4(i)h	Exchange and Registration Rights Agreement, dated November 12, 2003, by and among Goldman, Sachs & Co., Banc of America Securities LLC, Tokyo-Mitsubishi International plc, ABN AMRO Incorporated and Commercial Metals (Filed as Exhibit 4(i)h to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2003, and incorporated herein by reference).

4(i)i	Supplemental Indenture, dated as of November 12, 2003, to Indenture dated as of July 31, 1995, by and between Commercial Metals and JPMorgan Chase Bank (Filed as Exhibit 4(i)i to Commercial Metals’ Form 10-K/A for the fiscal year ended August 31, 2003, and incorporated herein by reference).

4(i)j	Form of Note for Commercial Metals’ 5.625% Senior Notes due 2013 (Filed previously).

5	Legal Opinion of Haynes and Boone, LLP (Filed previously).

12	Statement re computation of earnings to fixed charges (Filed previously).

21	Subsidiaries of Registrant (Filed previously).

23a	Consent of Deloitte & Touche, LLP (Filed herewith).

23b	Consent of Haynes and Boone, LLP (Included in its legal opinion filed as Exhibit 5).

24	Power of Attorney of the Officers and Directors of Commercial Metals Company (Filed previously).

25	Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of JPMorgan Chase Bank, as Trustee (Filed previously).

99.1	Form of Letter of Transmittal (Filed previously).

99.2	Form of Notice of Guaranteed Delivery (Filed previously).

99.3	Form of Letter to Clients (Filed previously).

99.4	Form of Letter to Registered Holders (Filed previously).

99.5	Form of Instruction to Registered Holder from Beneficial Owner (Filed previously).